

SUPERIOR
ENERGY SERVICES, INC


02031669

2001 Annual Report

A Superior Year in Review

193%

Superior's net income increased 193% over the previous year as the company capitalized on its growth strategy.

Table of Contents

Letter to Shareholders 2

At-a-Glance 4

Case Study:
Re-completion in Upper Producing Zone 5

Operations:
Well Intervention Group 6
Marine Services 8
Rental Tools 10

Case Study:
Installation of Electric Submersible Pump 12
Eliminating Sand Production and Casing Pressure 13

Operations:
Environmental and Other Services 14
Field Management 16

Corporate Information Inside Back Cover

SPN NYSE On May 15, 2001, Superior Energy Services, Inc. began trading on the New York Stock Exchange under the ticker symbol SPN. Superior made the move to provide its common stock greater visibility and additional liquidity, and to enhance shareholder value through more efficient trade executions. In conjunction with the move, Superior's management team rang the Opening Bell on the Company's first day of trading.



About the Cover: Superior's 250-foot class Dixie Legacy was the largest liftboat operating in the Gulf of Mexico at year end 2001. With 10,000 square feet of usable deck space and a tandem crane lifting capacity of 350 tons, the Dixie Legacy is a unique and versatile asset that had a meaningful impact on Superior's performance in 2001.



A Superior Profile. Superior Energy Services, Inc. is a highly diversified provider of primarily production-related services, rentals and liftboats whose geographic focus has historically been the Gulf of Mexico. Over the past few years Superior has significantly increased its exposure to the well through both internal growth and strategic acquisitions and has expanded the company's geographic focus to select international market areas. Today, Superior employs approximately 3,400 people and operates 50 facilities located throughout the Gulf Coast and in Canada, Venezuela, Trinidad, Australia and Western Europe.

3,400

Superior Energy Services employs approximately 3,400 people worldwide.

Dear Fellow Shareholders:

Our Company continued to grow dramatically during 2001 as we benefited from the Cardinal transaction of 1999, internal growth within our rental and service segments, accretive acquisitions and the execution of a strategy that takes into account the cyclical nature of our business.

Comparing 2001 to 2000, the results are as follows:

- Revenue was up 74% to $449.0 million,
- Earnings before interest, taxes, depreciation and amortization (EBITDA) were up 111% to $138.4 million,
- Net income was up 157% to $51.2 million,
- Earnings per share were up 143% to $0.73.

Accomplishing the Strategy. Last year we laid out three primary objectives for 2001:

- To become the dominant Gulf of Mexico provider of traditional production-related services;
- To enhance our ability to deliver bundled services; and,
- To export our business model to international markets

We are accomplishing the first objective through internal growth and acquisitions. For example, we acquired Wild Well Control, Inc. and Blowout Tools, Inc. giving us significant market share in a new and critical service and rental line. Through the acquisition of Power Offshore Services, LLC and its affiliated company Reeled Tubing, we extended our dominance in the liftboat market and became the largest provider of coiled tubing services in the Gulf of Mexico. We continue to hold leading Gulf of Mexico market positions in mechanical wireline and plug and abandonment and a secondary market position in rental tools.

In addition to the eight liftboats acquired in the Power Offshore transaction, we took delivery of the 230-ft. class Superior Champion, our second "super sized" liftboat which will be joined later this year by three more vessels: Two 245-ft. class liftboats and one 250-ft. class liftboat. Operating results for this emerging fleet are very promising as these vessels are uniquely well suited for our bundled strategy in either a domestic or international venue.

With regard to international expansion, more progress has been made in the rental segment than the service segment. The acquisition of Workstrings, LLC strengthened our presence in the eastern Canadian deepwater rental market. Stabil Drill expanded in Canada, South America and Europe. HB Rentals gained entry into Trinidad. Wild Well Control participated in projects in Indonesia and Oman, and International Snubbing Services renewed long-standing contracts in Australia and took projects in Argentina, Trinidad and Venezuela. Despite these successes more work remains to be done on the international front and we will continue to position the Company to access those markets.


74%

We experienced a 74% increase in revenue over year 2000.



Going Forward. In 2002 and beyond we will continue to grow and technically enhance our core rigless service offerings. We began as a provider of rigless plug and abandonment services. Today we have expanded the rigless application to include recompletions, workovers and even sidetrack drilling with our hydraulic workover units. Tomorrow we will take on even more complex and challenging production-related projects as we further develop our expertise and reputation for delivering cost-effective solutions.

Internationally, we will seek to expand on the successes of our rental companies by delivering rigless packages of production-related services on new generation liftboats to mature basins with characteristics similar to the Gulf of Mexico shelf.

Bundled services will continue to be an important marketing tool. We have in-house every tool, service, discipline or expertise commonly required by an operator during the production life of a property. For shelf applications we also have the delivery system, (i.e., the liftboat). This combination of assets and competencies is unique to the industry and is extremely well suited for a bundled offering.

Finally, we will continue to invest in our most valued asset – our people. From significant investments in training facilities to a management commitment to provide cross training, opportunity for advancement and job security through down cycles, your Company will continue to be innovative in its approach to attracting and retaining individuals that give best in class service.

Respectfully,

Terence Hall
Chairman of the Board,
President and Chief Executive Officer

At-a-Glance

Well Intervention Group

The group provides traditional production-related services required from the time a wellhead is set through the time it is plugged and abandoned. These services include cased-hole logging (electric line), coiled tubing, hydraulic drilling, mechanical wireline, pumping and stimulation, rigless workover, well control, well performance, testing and evaluation, and rigless plug and abandonment.

Marine Services

Superior owns and operates the largest and most diverse fleet of liftboats in the world. Of the Company's 58 liftboats, 40 are available to support Superior's well intervention group or service third-party offshore projects such as construction support, heavy lifts and pipeline tie-ins.

Rental Tools

Superior is a leading supplier of rental tools used to support drilling and production-related projects. Superior owns an expansive range of specialized tools that are rented, manufactured, or sold based on project needs. These tools include connecting iron, drill pipe, handling tools, on-site accommodations, pressure control equipment, specialty tubular goods, and stabilizers and hole openers.

Environmental & Other Services

Superior provides dockside and offshore environmental cleaning services, waste management services, and sells oil spill containment products and specialized drilling equipment.

Field Management

Superior provides a broad range of platform, field management and construction services for the offshore and onshore oil and gas industry, including property management, engineering services, operating labor, transportation, tools and supplies, technical supervision, maintenance, supplemental personnel and logistics services.


Market Share in the Gulf of Mexico
Industry Ranking
Plug & Abandonment
#1
Mechanical Wireline
#1
Coiled Tubing
#1
Liftboats
#1
Rental Tools
#2
0
10
20
30
40
50
60
70
80
90
100%


Superior

CASE STUDY: **Re-completion In Upper Producing Zone**

Situation:
An operator anticipated adding production from a re-completion program in the upper zone of a well. The re-completion was delayed due to a leaking plug in the well's lower zone. The leak had to be resolved prior to re-completing the well.

Superior Solution:
Superior's engineers developed an innovative rigless procedure that would provide the operator production increases by properly abandoning the well's lower zone through the existing leaking plug and re-completing the upper zone. Superior's bundled services package involved coiled tubing, electric line, mechanical wireline, rental tools and well services personnel supported by one of Superior's 160-ft. class liftboats.

Advantages:
Superior's bundled services approach achieved the operator's production objectives while saving the operator time and money. The savings were attributable to the utilization of a smaller liftboat, fewer personnel and more efficient equipment spreads than the competitive alternative. In addition, the operator received Superior's multi-disciplined engineering support.

Results:
Production was added to the well while the operator saved 45% versus a solution requiring multiple service providers.

Well Intervention Group


SUPERIOR

The Well Intervention Group experienced a growth in revenue of

90%

In 2001, the Well Intervention Group recorded revenue of $171.2 million and EBITDA of $46.2 million, increases of 90% and 169%, respectively, over fiscal year 2000 results. Performance was positively impacted by strong internal growth and contributions from the acquisitions of Reeled Tubing in May and Wild Well Control in June.

The acquisition of Reeled Tubing increased Superior's coiled tubing units to 36, more than any other Gulf of Mexico provider. The acquisition of Wild Well Control positioned Superior as a leader in the well control field. By adding well control to its service offerings, Superior can pull-through several products and services in well control situations, such as rental tools, electric line, coiled tubing and hydraulic workover and snubbing equipment.

Delivering Value through Bundled, Rigless Services. The Well Intervention Group continued to establish itself as a leader in providing multiple services – or bundled services – efficiently for customers seeking a single source for their production-related needs. The group completed more than 50 bundled service projects during the year. In January 2002, the group secured its first long-term project, packaging a 230-ft. class liftboat – the Superior Champion – with well service equipment and personnel for a year-long multi-well project in the Gulf of Mexico.

Superior's value proposition to its customers stems from its ability to deliver rigless production-related services from either platforms or liftboats.

In applications such as hydraulic workovers and re-completions the rigless approach is cost-effective because Superior's package – comprised of an equipment spread and support personnel on a Superior liftboat (when necessary) – is typically up to 50% less expensive than traditional methods involving drilling rigs coupled with equipment spreads from various service providers.

In 2002, the Well Intervention Group will continue to pursue workover, re-completion and sidetrack drilling opportunities while seeking to grow individual services such as coiled tubing, electric line and pumping and stimulation.

Marine Services

Superior's Marine Services segment increased revenue in 2001 by 108% to $71.4 million and increased EBITDA by 159% to $30.8 million as compared to 2000. The group benefited from increased demand for Superior's well intervention services and from eight liftboats added to the fleet from the Power Offshore acquisition.

In addition to the Dixie Legacy acquired in the Power Offshore transaction, Superior added another large liftboat – the 230-ft. class Superior Champion – in November. The Dixie Legacy recorded an average dayrate of approximately $23,900 and utilization of 81% during its seven-plus months of service in 2001.

Trending Toward Large Liftboats. By year-end 2002, Superior anticipates having five large, special purpose liftboats in its fleet – the Dixie Legacy, Superior Champion, two 245-ft. class liftboats and the 250-ft. class Dixie Endeavor.

Large liftboats – particularly those with leg lengths of 230 feet and greater – are appealing to the market because they have larger deck space, heavier lifting capacity, additional living quarters, helipads (some) and workable water depths of 180 feet. In addition to supporting Superior's well intervention and bundled services projects, these liftboats are capable of performing heavy lift projects, supporting pipeline tie-ins and other heavy construction-related projects, and are suitable for international work. By year end, Superior will be the only service provider with at least five liftboats with leg lengths of 230 feet and greater.

Superior's Large Liftboat Fleet

	Name	Status	Specifications	Benefits	Opportunities
230'	**Superior Champion**	In fleet	200-ton capacity crane Deck load is capable of holding more than 1 million pounds U.S. Coast Guard and ABS classed	Can hold multiple spreads of equipment Can work in water depths of up to 180'	Bundled services Heavy lift Construction support Platform removal
245'	**Superior Storm**	2Q 02	Helipad capable Will have largest single crane capacity (250 tons) of any liftboat in the world U.S. Coast Guard and ABS classed	Capable of handling equipment packages of more than 45' in width and length Additional change rooms and personal locker space	Bundled services Heavy lift Pipeline support Construction support Platform removal
	Superior Gale	4Q 02	Helipad capable Will have largest single crane capacity (250 tons) of any liftboat in the world Deck load can hold more than 1 million pounds U.S. Coast Guard, ABS and SOLAS classed	Capable of handling equipment packages of more than 45' in width and length Air purification system eliminates all airborne contaminates in living space	Bundled services Heavy lift Pipeline support Construction support Platform removal
250'	**Dixie Legacy**	In fleet	Helipad 350-ton tandem crane capacity 10,000 sq. ft. of deck space U.S. Coast Guard, ABS and SOLAS classed	Can hold multiple spreads of equipment Can house 52 people	Bundled services Heavy lift Pipeline support Construction support Platform removal
	Dixie Endeavor	2Q 02	Helipad 350-ton tandem crane capacity 11,000 sq. ft. of deck space U.S. Coast Guard, ABS and SOLAS classed	Can hold multiple spreads of equipment Can house 52 people	Bundled services Heavy lift Pipeline support Construction support Platform removal



The Dixie Legacy can perform a variety of services, including heavy lifts, construction and pipeline installation support. In addition, the Dixie Legacy can serve as a work platform and staging area for Superior's well intervention services, as it is doing in the above photo.

Superior owns and operates a 250-ft. class liftboat, the largest operating in the Gulf of Mexico.

250 ft.

Rental Tools


39249
39209
39215
39198
39210
39200
39172
39162
39159

The Rental Tools segment posted a revenue increase of

61%

The Rental Tools segment posted revenue of $121.7 million and EBITDA of $53.9 million in 2001, an increase of 61% and 60%, respectively, as compared to 2000 results. Demand was strong through the first half of the year for drilling-related tools such as stabilizers, hole openers and on-site accommodations. During the last half of the year, demand was negatively impacted in the shallow water Gulf of Mexico and land markets as the number of drilling rigs working in these areas decreased.

Conversely, Superior's deepwater drilling rentals remained strong throughout the year. Rentals of drill pipe and accessories, gravel packs and high-pressure connecting iron to customers in the deepwater Gulf of Mexico were key drivers in 2001. The segment also benefited from additional rentals related to the third quarter acquisition of Workstrings, LLC, which provides drill pipe and landing strings to customers in the eastern deepwater Canadian drilling market and the Gulf of Mexico.

Focusing on New Products, New Markets. Rental tools are an integral part of Superior's business portfolio, oftentimes providing stable financial performance when market conditions limit activity levels for service and labor-intensive businesses. Rental tool businesses generally have low fixed costs and provide rapid payback on capital. As a result, a significant portion of Superior's capital expenditures are allocated to this segment.

Several of Superior's rental tool subsidiaries enjoy strong Gulf of Mexico market positions. Sub Surface Tools and Workstrings are leading providers of drill pipe in the deepwater Gulf, while Stabil Drill holds a significant portion of the stabilizer and hole opener market off the Continental Shelf.

Growth in this segment must come from new product development and expansion into new markets. Last year, several of Superior's subsidiaries took steps to accomplish these goals.

Stabil Drill introduced HydroClean, a tool used for reducing or eliminating cuttings problems in directional and extended-reach wells. In addition to preventing differential sticking, reducing torque and improving hydraulic performance, HydroClean also provides the same hole cleaning efficiency as a conventional string at 20-30% lower flow rates, saving the operator both time and money. Also, Stabil Drill opened a facility in Newfoundland to service the eastern deepwater Canadian drilling market.

Concentric Pipe and Tool Rentals expanded its presence in the deepwater Gulf of Mexico with its complete line of gravel-pack and frac-pack operations, high pressure and high volume in-hole tubulars, hydraulic manifolds and well control equipment.

Also, Superior rapidly established market share in eastern Canada as Workstrings has been a provider of drill pipe for the Hibernia project and provides rental tubulars and associated equipment for exploration programs off of Newfoundland and Nova Scotia.


SUPERIOR

CASE STUDY: Installation of Electric Submersible Pump

Situation:

An operator's well experienced significant production decreases due to low bottom-hole pressure in the producing zone, making the well incapable of lifting oil to the surface. In normal applications, a gas lift installation would be placed into the well, but since supply gas was unavailable on this particular platform, the next solution was the installation of an electric submersible pump (ESP). Utilizing a rig-based solution to install the ESP was too costly because every well on the operator's platform would have been shut-in, stopping production.

Superior Solution:

Through its bundled services package and rigless method, Superior recommended installing the ESP with one of its hydraulic workover units. Superior's bundled services package included a hydraulic workover unit, rental tools and well service personnel.

Advantages:

Superior's approach yielded significant time and cost savings as a result of minimal mobilization and demobilization costs and the hydraulic workover unit's small footprint. Also, Superior's approach did not shut-in the operator's other wells.

Results:

In addition to a successful ESP installation, the customer saved 50% versus a rig-based solution, generated revenue during the installation because the platform was not shut-in and restored well production to 2,000 barrels per day.



CASE STUDY: **Eliminating Sand Production and Casing Pressure**

Situation:
An operator's well stopped producing due to sand production and sustained casing pressure. Prior well intervention solutions failed. As a result, the operator turned to Superior for assistance in returning the well to production.

Superior Solution:
The operator, in conjunction with Superior's engineering team, developed a procedure to place a cement packer in the well to eliminate casing pressure, to clean out the well using Superior's coiled tubing services and to install a sand control device with mechanical wireline. Superior mobilized a bundled services package consisting of coiled tubing, mechanical wireline, tubing conveyed perforating, pumping and stimulation, rental tools and well service personnel supported by one of Superior's 145-ft. class liftboats.

Advantages:
Superior's bundled services approach was cost-effective because Superior's services shared labor and ancillary equipment. This reduced the number of people, equipment spreads and liftboat size necessary to complete the project.

Results:
Production was quickly restored, and the Superior bundled services package saved the operator 25% as compared to the use of multiple service providers.

Environmental and Other Services

In 2001, revenue in this segment was $23.4 million, an increase of 12%, and EBITDA was $5.7 million, an increase of 80% as compared to 2000. The environmental group saw demand increase for its production tank and vessel cleaning services and dockside boat and barge tank cleaning services.

Environmental services tend to fluctuate as the rig count changes. As a result, activity in these service lines decreased toward the end of the year. This decrease was offset by strong demand for the group's waste management and platform decommissioning services. Also, sales from manufactured products, in particular the Company's computerized systems used for non-destructive testing of tubular goods, increased in 2001.

Efficiency through Process Improvement. Customer value in the environmental business is delivered through efficiency gains that are often associated with process improvements. To that end, Superior's environmental segment has developed a patented on-line cleaning system called VICTA®, which provides energy producers with innovative technology that can prevent production from going offline during cleaning. Although conventional tank and vessel cleaning remains a core service, VICTA® can lower production costs and optimize production flow. In 2002, the Company intends to market the system in new platform and vessel designs.



EBITDA was $5.7 million, an increase of 80% as compared to 2000.

80%

Field Management



Superior's Field Management segment experienced increased demand for contract operations, including supplemental labor and property management, and for construction services projects such as offsite coatings, installations and fabrications of production and process facilities.

The group's contract operations increased manhours worked by 98%, to 1,917,608 last year. Construction services increased manhours by 61%, to 1,243,249 in 2001. This growth was accomplished while the segment's OSHA Recordable Incident Rate decreased 18%.

Focused on Gulf of Mexico Expansion. Growing market share is a key focus for the Field Management segment in 2002. Property management and maintenance opportunities are expected to increase as operators continue to outsource these functions. In addition, the group looks to grow by packaging its supplemental labor and property management services with Superior's production-related services to form a bundled package.

In construction, the group intends to garner a larger market share of the western Gulf of Mexico through additional fabrication support operations in southwest Louisiana and additional sales and marketing focus in Texas.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2001

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period From.........to........

Commission File No. 0-20310

SUPERIOR ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	75-2379388
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1105 Peters Road Harvey, LA	70058
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number: (504) 362-4321

Securities registered pursuant to Section 12(b) of the Act:

Common Stock

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the voting stock held by non-affiliates of the Registrant at March 26, 2002 based on the closing price on New York Stock Exchange on that date was $545,303,000.

The number of shares of the Registrant's common stock outstanding on March 26, 2002 was 73,682,694.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its 2002 Annual Meeting of Stockholders have been incorporated by reference into Part III of this Form 10-K.



SUPERIOR ENERGY SERVICES, INC.
Annual Report on Form 10-K for
the Fiscal Year Ended December 31, 2001

TABLE OF CONTENTS

		Page
PART I		
Items 1.& 2.	Business and Properties	1
Item 3.	Legal Proceedings	8
Item 4.	Submission of Matters to a Vote of Security Holders	8
Item 4A.	Executive Officers of Registrant	8
PART II		
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	10
Item 6.	Selected Financial Data	10
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	12
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	17
Item 8.	Financial Statements and Supplementary Data	18
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	36
PART III		
Item 10.	Directors and Executive Officers of the Registrant	36
Item 11.	Executive Compensation	36
Item 12.	Security Ownership of Certain Beneficial Owners and Management	36
Item 13.	Certain Relationships and Related Transactions	36
PART IV		
Item 14.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	36

PART I

Items 1. & 2. Business and Properties

General

We are a leading provider of specialized oilfield services and equipment focused on serving the production-related needs of oil and gas companies in the Gulf of Mexico. We believe that we are one of the few companies in the Gulf of Mexico capable of providing most of the post wellhead products and services necessary to maintain offshore producing wells, as well as plug and abandonment services at the end of their life cycle. We believe that our ability to provide our customers with multiple services and to coordinate and integrate their delivery allows us to maximize efficiency, reduce lead time and provide cost-effective services for our customers.

Over the past several years, we have significantly expanded the geographic scope of our operations and the range of production-related services we provide through both internal growth and strategic acquisitions. Recent acquisitions have expanded our geographic focus to select international market areas and added complementary product and service offerings. We provide a full range of products and services for our customers, including well intervention services, marine services, rental tools, field management services and environmental and other services.

Operations

Well Intervention Services. We provide well intervention services that stimulate oil and gas production using platforms or liftboats rather than through the use of a drilling rig, which we believe provides a cost advantage to our customers. These services include coiled tubing, electric wireline, mechanical wireline, pumping and stimulation, artificial lift, blowout control, snubbing, recompletion, engineering and well evaluation services. During the second quarter of 2001, we added 21 coiled tubing units to our fleet bringing our total number of units to 38. We are also the leading provider of mechanical wireline services in the Gulf of Mexico with approximately 200 offshore wireline units, 20 land wireline units and 18 dedicated liftboats configured specifically for wireline services. We also perform both permanent and temporary plug and abandonment services.

Marine Services. We own and operate the largest and most diverse liftboat fleet in the world. A liftboat is a self-propelled, self-elevating work platform with legs, cranes and living accommodations. We believe that liftboat services are highly complementary to our well intervention services. Our fleet consists of 58 liftboats, including 18 liftboats configured specifically for wireline services, eight liftboats acquired in May 2001 and one 230-foot leg length liftboat that was placed in service in November 2001. All of these liftboats are currently operating in the Gulf of Mexico and represent approximately 28% of the liftboats in the Gulf of Mexico. We are also constructing two 245-foot leg length liftboats that we expect to place in service in the second quarter and the fourth quarter of 2002. We intend to reposition some of our larger liftboats to international market areas under long-term contracts as opportunities arise.

Rental Tools. We are a leading provider of rental tools in the Gulf of Mexico. We manufacture, sell and rent specialized equipment for use with offshore and onshore oil and gas well drilling, completion, production and workover activities. Through internal growth and acquisitions, we have increased the size and breadth of our rental tool inventory and now have 32 locations in all major staging points for offshore oil and gas activities in the Gulf of Mexico. We also have rental tool operations in Venezuela, Trinidad and Canada with a limited inventory of rental tools for these market areas. Our rental tools include pressure control equipment, specialty tubular goods, connecting iron, handling tools, drill pipe and bolting equipment. We also provide on-site accommodations through our rental tools segment.

Field Management Services. We provide a broad range of platform and field management services to the offshore and onshore oil and gas industry, including property management, engineering services, operating labor, transportation, tools and supplies, technical supervision, maintenance, supplemental personnel, and logistics services. We currently provide property management services to approximately 160 offshore facilities in the Gulf of Mexico.

Environmental and Other Services. We provide environmental cleaning services, including tank and vessel cleaning and safe vessel entry. We also sell oil spill containment inflatable boom and ancillary storage, deployment and retrieval equipment. We also provide other services, including the manufacture and sale of specialized drilling rig instrumentation, electronic torque and pressure control equipment.

For additional industry segment financial information, see note 14 to our consolidated financial statements.

Customers

Our customers have primarily been the major and independent oil and gas companies operating on the U.S. outer continental shelf. In 2001 and 2000, one customer accounted for approximately 12% and 10% of our total revenue, respectively, primarily in the well intervention group and field management segments. No single customer represented 10% or more of our total revenue in 1999. We do not believe that the loss of any one customer would have a material adverse effect on our revenues.

Competition

We compete in highly competitive areas of the oilfield services industry. The products and services of each of our principal operating segments are sold in highly competitive markets, and our revenues and earnings can be affected by the following factors:

- changes in competitive prices,
- oil and gas prices and industry perceptions of future prices,
- fluctuations in the level of activity by oil and gas producers,
- changes in the number of liftboats operating in the Gulf of Mexico,
- the ability of the oil and gas producers to generate capital,
- general economic conditions, and
- governmental regulation.

We compete with the oil and gas industry's largest integrated oilfield service providers in the production-related services segments in which we operate, including well intervention, field management and environmental and other services. The rental tools divisions of such companies as well as several smaller companies that are single source providers of rental tools, are our competitors in the rental tools market. In the marine services segment, we compete with smaller companies that provide liftboat services. We believe that the principal competitive factors in the market areas that we serve are price, product and service quality, safety record, equipment availability and technical proficiency.

Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than our products and services. Further, if additional liftboats are constructed for the Gulf of Mexico market area by our competitors, it will increase the competition for that service. Competitive pressures or other factors also may result in significant price competition that could reduce our operating cash flow and earnings. In addition, competition among oilfield service and equipment providers is affected by each provider's reputation for safety and quality. Although we believe that our reputation for safety and quality service is a key advantage, we cannot be assured that we will be able to maintain our competitive position.

Potential Liabilities and Insurance

Our operations involve a high degree of operational risk, particularly of personal injury and damage or loss of equipment. Failure or loss of our equipment could result in property damages, personal injury, environmental pollution and other damage for which we could be liable. Litigation arising from the sinking of a liftboat or a catastrophic occurrence at a location where our equipment and services are used may in the future result in large claims for damages. We maintain insurance against risks that we believe is consistent with industry standards and required by our customers. Although we believe that our insurance protection is adequate, and we have not experienced a loss in excess of our policy limits, we may not be able to maintain adequate insurance at rates that we consider commercially reasonable, or ensure that our coverage will be adequate to cover all claims that may arise.

Governmental Regulation

Our business is significantly affected by the following:

- state and federal laws and other regulations relating to the oil and gas industry,
- changes in such laws,
- changing administrative regulations, and
- the level of enforcement thereof.

We cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings in the future. We also cannot predict whether additional laws and regulations will be adopted, or the effect such changes may have on us, our businesses or our financial condition.

Federal and state laws require owners of non-producing wells to plug the well and remove all exposed piping and rigging before the well is permanently abandoned. The timing and need for plug and abandonment services for wells situated on the federal outer continental shelf are regulated by the Minerals Management Service (United States Department of the Interior). State regulatory agencies similarly regulate plug and abandonment services within state coastal waters.

A decrease in the level of industry compliance with or enforcement of these laws and regulations in the future may adversely affect the demand for our services. In addition, the demand for our services from the oil and gas industry is affected by changes in applicable laws and regulations. The adoption of new laws and regulations curtailing drilling for oil and gas in our operating areas for economic, environmental or other policy reasons could also adversely affect our operations by limiting demand for our services.

Certain of our employees who perform services on offshore platforms and liftboats are covered by the provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws operate to make the liability limits established under state workers' compensation laws inapplicable to these employees. Instead, these employees or their representatives are permitted to pursue actions against us for damages for job related injuries, with generally no limitations on our potential liability.

Our operations also subject us to compliance with certain federal and state pollution control and environmental protection laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex and stringent, and compliance is becoming increasingly difficult and expensive. We believe that our present operations substantially comply with these laws and regulations and that such compliance has had no material adverse effect upon our operations. Sanctions for noncompliance may include the following:

- revocation of permits,
- corrective action orders,
- administrative or civil penalties, and
- criminal prosecution.

Certain environmental laws provide for joint and several strict liabilities for remediation of spills and other releases of hazardous substances. Sanctions for non-compliance may include revocation of permits, corrective action orders, administrative penalties and criminal prosecution. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Finally, some environmental statutes impose strict liability, which could render us liable for environmental damage without regard to our negligence or fault. It is possible that changes in environmental laws and enforcement policies, or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to us. Our insurance policies provide liability coverage for sudden and accidental occurrences of pollution or clean-up and containment in amounts that we believe are comparable to policy limits carried by others in our industry.

Employees

As of February 28, 2002, we had approximately 3,400 employees. None of our employees is represented by a union or covered by a collective bargaining agreement. We believe that our relationship with our employees is good.

Facilities

Our principal operating facilities are located in Harvey, Louisiana on a 17-acre tract. We support the operations conducted by our liftboats from a 3.5-acre maintenance and office facility in New Iberia, Louisiana located on the intracoastal waterway that provides access to the Gulf of Mexico. In 2001, we purchased a 17-acre tract in Broussard, Louisiana, which we are developing to use to support our rental tools and well intervention group operations. We also own certain facilities and lease other office, service and assembly facilities under various operating leases, including 32 facilities located in Louisiana, Texas, Venezuela, Trinidad and Canada to support our rental tool operations. We believe that all of our leases are at competitive or market rates and do not anticipate any difficulty in leasing suitable additional space when our current leases expire.

Intellectual Property

We use several patented items in our operations that we believe are important but are not indispensable to our operations. Although we anticipate seeking patent protection when possible, we rely to a greater extent on the technical expertise and know-how of our personnel to maintain our competitive position.

Cautionary Statements

Certain statements made in this Annual Report that are not historical facts are "forward-looking statements." Such forward-looking statements may include, without limitation, statements that relate to:

- our business strategy, plans and objectives,
- our beliefs and expectations regarding future demand for our products and services and other events and conditions that may influence the oilfield services market and our performance in the future, and
- our future expansion plans, including our anticipated level of capital expenditures for, and the nature and scheduling of, purchases or manufacture of rental tools, equipment and liftboats.

Also, you can generally identify forward-looking statements by such terminology as "may," "will," "expect," "believe," "anticipate," "project," "estimate" or similar expressions. Such statements are based on certain assumptions and analyses made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. We caution you that such statements are only predictions and not guarantees of future performance and that actual results, developments and business decisions may differ from those envisioned by the forward-looking statements.

All phases of our operations are subject to a number of uncertainties, risks and other influences, many of which are beyond our control. Any one of such influences, or a combination, could materially affect the accuracy of the forward-looking statements and the projections on which the statements are based. Some important factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements include the following:

We are subject to the cyclical nature of the oil and gas industry.

Our business depends primarily on the level of activity by the oil and gas companies in the Gulf of Mexico and along the Gulf Coast. This level of activity has traditionally been volatile as a result of fluctuations in oil and gas prices and their uncertainty in the future. The purchases of the products and services we provide are, to a substantial extent, deferrable in the event oil and gas companies reduce capital expenditures. Therefore, the willingness of our customers to make expenditures is critical to our operations. The levels of such capital expenditures are influenced by:

- oil and gas prices and industry perceptions of future prices;
- the cost of exploring for, producing and delivering oil and gas;
- the ability of oil and gas companies to generate capital;
- the sale and expiration dates of offshore leases;
- the discovery rate of new oil and gas reserves; and
- local and international political and economic conditions.

Although activity levels in production and development sectors of the oil and gas industry are less immediately affected by changing prices and as a result, less volatile than the exploration sector, producers generally react to declining oil and gas prices by reducing expenditures. This has in the past and may in the future, adversely affect our business. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry will adversely affect the demand for our products and services and our financial condition and results of operations.

We are vulnerable to the potential difficulties associated with rapid expansion.

We have grown rapidly over the last several years through internal growth and acquisitions of other companies. We believe that our future success depends on our ability to manage the rapid growth that we have experienced and the demands from increased responsibility on our management personnel. The following factors could present difficulties to us:

- lack of sufficient executive-level personnel;
- increased administrative burden; and
- increased logistical problems common to large, expansive operations.

If we do not manage these potential difficulties successfully, our operating results could be adversely affected. The historical financial information herein is not necessarily indicative of the results that would have been achieved had we been operated on a fully integrated basis or the results that may be realized in the future.

Our inability to control the inherent risks of acquiring businesses could adversely affect our operations.

Acquisitions have been and we believe will continue to be a key element of our business strategy. We cannot assure you that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. Such additional debt service requirements may impose a significant burden on our results of operations and financial condition. The issuance of additional equity securities could result in significant dilution to our stockholders. We cannot assure you that we will be able to successfully consolidate the operations and assets of any acquired business with our own business. Acquisitions may not perform as expected when the acquisition was made and may be dilutive to our overall operating results. In addition, our management may not be able to effectively manage our increased size or operate a new line of business.

We are susceptible to adverse weather conditions in the Gulf of Mexico.

Our operations are directly affected by the seasonal differences in weather patterns in the Gulf of Mexico. These differences may result in increased operations in the spring, summer and fall periods and a decrease in the winter months. The seasonality of oil and gas industry activity as a whole in the Gulf Coast region also affects our operations and sales of equipment. Weather conditions generally result in higher drilling activity in the spring, summer and fall months with the lowest activity in winter months. The rainy weather, hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year may also affect our operations. Accordingly, our operating results may vary from quarter to quarter, depending on factors outside of our control. As a result, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

We depend on key personnel.

Our success depends to a great degree on the abilities of our key management personnel, particularly our Chief Executive Officer and other high-ranking executives. The loss of the services of one or more of these key employees could adversely affect us.

We depend on significant customers.

We derive a significant amount of our revenue from a small number of major and independent oil and gas companies. Our inability to continue to perform services for a number of our large existing customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business and operations.

Our industry is highly competitive.

We compete in highly competitive areas of the oil field services industry. The products and services of each of our principal industry segments are sold in highly competitive markets, and our revenues and earnings may be affected by the following factors:

- changes in competitive prices;
- fluctuations in the level of activity in major markets;
- an increased number of liftboats in the Gulf of Mexico;
- general economic conditions; and
- governmental regulation.

We compete with the oil and gas industry's largest integrated oil field service providers. We believe that the principal competitive factors in the market areas that we serve are price, product and service quality, availability and technical proficiency.

Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than our products and services. Further, additional liftboat capacity in the Gulf of Mexico would increase competition for that service. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on our results of operations and financial condition. Finally, competition among oil field service and equipment providers is also affected by each provider's reputation for safety and quality. Although we believe that our reputation for safety and quality service is good, we cannot guarantee that we will be able to maintain our competitive position.

The dangers inherent in our operations and the limits on insurance coverage could expose us to potentially significant liability costs.

Our operations involve the use of liftboats, heavy equipment and exposure to inherent risks, including equipment failure, blowouts, explosions and fire. In addition, our liftboats are subject to operating risks such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collisions, oil and hazardous substance spills and navigation errors. The occurrence of any of these events could result in our liability for personal injury and property damage, pollution or other environmental hazards, loss of production or loss of equipment. In addition, certain of our employees who perform services on offshore platforms and vessels are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws make the liability limits established by state workers' compensation laws inapplicable to these employees and instead permit them or their representatives to pursue actions against us for damages for job-related injuries. In such actions, there is generally no limitation on our potential liability.

Any litigation arising from a catastrophic occurrence involving our services or equipment could result in large claims for damages. The frequency and severity of such incidents affect our operating costs, insurability and relationships with customers, employees and regulators. Any increase in the frequency or severity of such incidents, or the general level of compensation awards with respect to such incidents, could affect our ability to obtain projects from oil and gas companies or insurance. We maintain what we believe is prudent insurance protection. However, we cannot guarantee that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that our insurance coverage will be adequate to cover future claims that may arise. Successful claims for which we are not fully insured may adversely affect our working capital and profitability. In addition, the terrorist attacks that took place in the U.S. on September 11, 2001 caused an increase in the cost of our insurance coverage and could impact our ability to renew our existing coverage in the future.

A terrorist attack could have a material adverse effect on our businesses.

The terrorist attacks that took place on September 11, 2001 in the U.S. were unprecedented events that have created many economic and political uncertainties, some of which may materially impact our business. The long-term effects of those attacks on our business are unknown. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our business for the short or long-term in ways that cannot presently be predicted.

The nature of our industry subjects us to compliance with regulatory and environmental laws.

Our business is significantly affected by state and federal laws and other regulations relating to the oil and gas industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. We are also unable to predict the effect that any such events may have on us, our business, or our financial condition.

Federal and state laws that require owners of non-producing wells to plug the well and remove all exposed piping and rigging before the well is permanently abandoned significantly affect the demand for our plug and abandonment services. A decrease in the level of enforcement of such laws and regulations in the future would adversely affect the demand for our services and products. In addition, demand for our services is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in our areas of operations for economic, environmental or other policy reasons could also adversely affect our operations by limiting demand for our services.

We also have potential environmental liabilities with respect to our offshore and onshore operations, including our environmental cleaning services. Certain environmental laws provide for joint and several liabilities for remediation of spills and releases of hazardous substances. These environmental statutes may impose liability without regard to negligence or fault. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. We believe that our present operations substantially comply with applicable federal and state pollution control and environmental protection laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations. However, such environmental laws are changed frequently. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. We are unable to predict whether environmental laws will materially adversely affect our future operations and financial results.

As we expand our international operations, we will be subject to additional political, economic and other uncertainties.

A key element of our business strategy is to expand our operations into international oil and gas producing areas. These international operations are subject to a number of risks inherent in any business operating in foreign countries including, but not limited to:

- political, social and economic instability;
- potential seizure or nationalization of assets;
- increased operating costs;
- modification or renegotiating of contracts;
- import-export quotas;
- currency fluctuations; and
- other forms of government regulation which are beyond our control.

Our operations have not yet been affected materially by such conditions or events, but as our international operations expand, the exposure to these risks will increase. As a result, we could, at any one time, have a significant amount of our revenues generated by operating activity in a particular country. Therefore, our results of operations could be susceptible to adverse events beyond our control that could occur in the particular country in which we are conducting such operations. We anticipate that our contracts to provide services internationally will generally provide for payment in U. S. dollars and that we will not make significant investments in foreign assets. To the extent we make investments in foreign assets or receive revenues in currencies other than U. S. dollars, the value of our assets and our income could be adversely affected by fluctuations in the value of local currencies.

Additionally, our competitiveness in international market areas may be adversely affected by regulations, including but not limited to regulations requiring:

- the awarding of contracts to local contractors;
- the employment of local citizens; and
- the establishment of foreign subsidiaries with significant ownership positions reserved by the foreign government for local citizens.

We cannot predict what types of the above events may occur.

Our principal stockholders have substantial control.

Certain investment funds managed by First Reserve Corporation beneficially own approximately 24% of our outstanding common stock. As a result, they exercise substantial influence over the outcome of most matters requiring a stockholder vote. In addition, in connection with our acquisition of Cardinal, we entered into a stockholders' agreement that provides that our board of directors will consist of six members, consisting in part of two designees of the First Reserve funds and two independent directors designated by the board. The First Reserve funds will continue to be entitled to designate these directors until the stockholders' agreement terminates on July 15, 2009 or in the event of certain substantial reductions of their ownership interest.

We might be unable to employ a sufficient number of skilled workers.

The delivery of our products and services require personnel with specialized skills and experience. As a result, our ability to remain productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers in the Gulf Coast region is high, and the supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Item 3. Legal Proceedings

We are involved in various legal and other proceedings that are incidental to the conduct of our business. We do not believe that any of these proceedings, if adversely determined, would have a material adverse affect on our financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

None

Item 4A. Executive Officers of Registrant

The following table sets forth certain information about our executive officers.

Name and Age	Position
Terence E. Hall, 56	Chairman of the Board, Chief Executive Officer and President
Kenneth L. Blanchard, 52	Vice President
Robert S. Taylor, 47	Chief Financial Officer, Vice President and Treasurer
James A. Holleman, 44	Vice President

Terence E. Hall has served as our Chairman of the Board, Chief Executive Officer, President and Director since December 1995. Since 1989 he also served as the President and Chief Executive Officer of Superior Energy Services, L.L.C., and Connection Technology, L.L.C., two of our wholly-owned subsidiaries, and their predecessor companies.

Kenneth L. Blanchard has served as one of our Vice Presidents since December 1995. Prior to this, he served as Vice President of the predecessor to Connection Technology, L.L.C.

Robert S. Taylor has served as our Chief Financial Officer since January 1996 and as one of our Vice Presidents since July 1999. From May 1994 to January 1996, he served as Chief Financial Officer of Kenneth Gordon (New Orleans), Ltd., an apparel manufacturer.

James A. Holleman has served as a Vice President since July 1999. From 1994 until July 1999, he served as Chief Operating Officer of Cardinal Services, Inc., which we acquired in July 1999, and has been active in Cardinal's business since 1981.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock began trading on the New York Stock Exchange, on May 15, 2001, under the symbol "SPN." Prior to May 15, 2001, our stock was traded on the Nasdaq National Market under the symbol "SESI". The following table sets forth the high and low sales prices per share of the Common Stock as reported by the respective securities market for each fiscal quarter during the periods indicated.

		High	Low
2000			
	First Quarter	$ 9.88	$ 6.00
	Second Quarter	12.50	7.38
	Third Quarter	11.44	8.25
	Fourth Quarter	11.56	7.69
2001			
	First Quarter	$ 12.75	$ 9.50
	Second Quarter	14.10	7.75
	Third Quarter	8.96	5.44
	Fourth Quarter	9.40	5.70
2002			
	First Quarter (through March 26, 2002)	$ 10.88	$ 7.88

As of March 26, 2002, there were 73,682,694 shares of Common Stock outstanding, which were held by 124 record holders.

We do not plan to pay cash dividends on our common stock. We intend to retain all of the cash our business generates to meet our working capital requirements and fund future growth. In addition, our bank credit facility prevents us from paying dividends or making other distributions to our stockholders.

Item 6. Selected Financial Data

We present below our selected consolidated financial data for the periods indicated. We derived the historical data from our audited consolidated financial statements.

When we acquired Cardinal Holding Corp. on July 15, 1999, the transaction was treated for accounting purposes as if Cardinal acquired us. Because we were the company being "acquired" for accounting purposes, financial information for periods prior to the merger represents the results of Cardinal's operations, and financial information for periods following the merger represents the results of the combined companies. Cardinal's historical operating results were substantially different than ours for the same periods and reflected substantial non-cash and extraordinary charges associated with a recapitalization and refinancing. Consequently, analyzing prior period results to determine or estimate our future operating potential would not provide meaningful information.

The data presented below should be read together with, and are qualified in their entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements included elsewhere in this Annual Report.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Financial data in thousands, except per share amounts)				
Revenues	$ 449,042 (1)	$ 257,502 (2)	$ 113,076 (3)	$ 82,223 (4)	$ 63,412
Income from operations	104,953	43,359	10,016	15,558	15,285
Income (loss) before extraordinary losses and cumulative effect of change in accounting principle	51,187	19,881	(2,034)	1,203	4,321
Extraordinary losses, net	-	(1,557) (5)	(4,514) (6)	(10,885) (7)	-
Cummulative effect of change in accounting principle, net	2,589 (8)	-	-	-	-
Net income (loss)	53,776	18,324	(6,548)	(9,682)	4,321
Net income (loss) before extraordinary losses and cumulative effect of change in accounting principle per share:					
Basic	0.74	0.30	(0.11)	0.06	0.21
Diluted	0.73	0.30	(0.11)	0.06	0.20
Net income (loss) per share:					
Basic	0.78	0.28	(0.25)	(1.27)	0.21
Diluted	0.77	0.28	(0.25)	(1.27)	0.20
Total assets	665,520	430,676	282,255	107,961	62,387
Long-term debt, less current portion	269,633	146,393	117,459	120,210	31,297
Stockholders' equity (deficit)	269,576	206,247 (9)	121,487	(39,940) (7)	5,646

(1) In the year ended December 31, 2001, we made five acquisitions for $108 million in initial consideration, of which $2 million was paid with common stock. For two of the acquisitions, additional consideration, if any, will be based upon the respective company's average EBITDA (earnings before interest, income taxes, depreciation and amortization expense) less certain adjustments, and for one acquisition, additional consideration, if any, will be based upon the performance of a marine vessel. The total additional consideration, if any, will not exceed $19.7 million. These acquisitions have been accounted for as purchases, and the results of operations have been included from the respective company's acquisition date.

(2) In the year ended December 31, 2000, we made several acquisitions for $42.5 million in initial cash consideration. These acquisitions have been accounted for as purchases, and the results of operations have been included from the respective company's acquisition date.

(3) On July 15, 1999, we acquired Cardinal through a stock for stock merger. The merger was accounted for as a reverse acquisition which has resulted in the adjustment of our net assets existing at the time of the merger to their estimated fair value as required by the rules of purchase accounting. Our operating results have been included from July 15, 1999. We made another acquisition in November 1999 for approximately $2.9 million in cash and 597,000 shares of our common stock that was accounted for as a purchase.

(4) In 1998, Cardinal acquired three companies for an aggregate purchase price of $24.1 million in cash and stock. Each of these acquisitions was accounted for using the purchase method and the operating results of the acquired companies were included from their respective acquisition dates.

(5) We refinanced our indebtedness in October 2000 resulting in an extraordinary loss of $1.6 million, net of a $1.0 million income tax benefit, which included the write-off of unamortized debt acquisition costs.

(6) In July 1999, in connection with the Cardinal acquisition, we refinanced our combined debt resulting in an extraordinary loss of $4.5 million, net of a $2.1 million income tax benefit.

(7) In 1998, Cardinal completed a recapitalization and refinancing which was funded through debt and equity investments resulting in an extraordinary loss of $10.9 million, net of a $214,000 income tax benefit.

(8) In 2001, we changed depreciation methods from the straight-line method to the units of production method on our liftboat fleet. The cumulative effect of this change in accounting principle on prior years resulted in an increase in net income of $2.6 million, net of income taxes of $1.7 million.

(9) In May 2000, we sold 7.3 million shares of common stock that generated net proceeds of approximately $63.2 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements included elsewhere in this Annual Report. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, our actual results may differ from those expressed or implied by the forward-looking statements. See "Cautionary Statements."

Acquisition of Cardinal Holding Corp.

On July 15, 1999, we acquired Cardinal Holding Corp. through its merger with one of our wholly-owned subsidiaries. The merger was treated for accounting purposes as if we were acquired by Cardinal in a purchase business transaction. The purchase method of accounting required that we carry forward Cardinal's net assets at their historical book value and reflect our net assets at their estimated fair value at the date of the merger. Accordingly, all historical financial information presented in the consolidated financial statements included in this Annual Report for periods prior to July 15, 1999 reflects only Cardinal's historical financial and operating data. Financial and operating data relating to our business are included on and after July 15, 1999. Cardinal's historical operating results were substantially different than ours for the same periods. Consequently, analyzing prior period results to determine or estimate our future operating potential would not provide meaningful information.

Overview

We are a leading provider of specialized oilfield services and equipment focused on serving the production-related needs of oil and gas companies in the Gulf of Mexico. We believe that we are one of the few companies in the Gulf of Mexico capable of providing most of the post wellhead products and services necessary to maintain offshore producing wells, as well as plug and abandonment services at the end of their life cycle. We believe that our ability to provide our customers with multiple services and to coordinate and integrate their delivery allows us to maximize efficiency, reduce lead time and provide cost-effective services for our customers.

Over the past several years, we have significantly expanded the geographic scope of our operations and the range of production-related services we provide through both internal growth and strategic acquisitions. Recent acquisitions have expanded our geographic focus to select international market areas and added complementary product and service offerings. We provide a full range of products and services for our customers, including well intervention services, marine services, rental tools, field management services, and environmental and other services. For additional industry segment financial information, see note 14 to our consolidated financial statements.

Critical Accounting Policies

The preparation of the financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an on-going basis, we evaluate our estimates, including those related to long-lived assets and goodwill. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual amounts could differ significantly from these estimates under different assumptions and conditions.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. We record impairment losses on long-lived assets used in operations when the cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based upon, among other things, historical results adjusted to reflect our best estimate of future market rates, utilization levels, operating performance and other factors. Our estimates of cash flows may differ from actual cash flows due to, among other things, changes in economic conditions or changes in an asset's operating performance. If the sum of the cash flows is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The net carrying value of assets not fully recoverable is reduced to fair value. Our estimate of fair value represents our best estimate based on industry trends and reference to market transactions and is subject to variability. During the year ended December 31, 2001, we did not record any impairment losses related to long-lived assets.

In assessing the recoverability of goodwill we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions adversely change in the future, we may be required to record material impairment charges for these assets not previously recorded. On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and will be required to analyze our goodwill for impairment issues during the first six months of 2002, and then on a periodic basis thereafter. At December 31, 2001, goodwill amounted to $148.7 million. During the year ended December 31, 2001, we did not record any impairment losses related to goodwill.

Comparison of the Results of Operations for the Years Ended December 31, 2001 and 2000

For the year ended December 31, 2001, our revenues were $449.0 million resulting in income before cumulative effect of change in accounting principle of $51.2 million or $0.73 diluted earnings per share, as compared to revenue of $257.5 million and net income before extraordinary loss of $19.9 million or $0.30 diluted earnings per share for 2000. This increase is the result of an increased demand for our services and our acquisitions. The following discussion analyzes our operating results on a segment basis.

Well Intervention Group Segment

Revenue for our well intervention group for 2001 was $171.2 million, a 90% increase over 2000. The segment's gross margin percentage increased to 44.2% in 2001 from 36.2% in 2000. Demand and pricing increased for almost all of our services as production-related activity was significantly higher throughout most of the year. In addition to internal growth, our revenue and margin increases can be attributed to acquisitions made in 2001 and 2000, which expanded our service offering to include hydraulic drilling and workover services and well control services, as well as a significant expansion of our coiled tubing services.

Marine Segment

Revenue for our marine segment for 2001 was $71.4 million, an increase of 108% over 2000. The gross margin percentage increased to 51.7% from 45.0% as dayrates and utilization for all liftboat classes increased. The fleet's average dayrate increased 67.0% over 2000 and utilization increased from 76.9% to 78.3%. Marine revenue, average day rate and margins benefited from the increased size of our liftboat fleet as a result of our acquisitions and from higher demand for production-related services and offshore construction support services.

Rental Tools Segment

Revenue for our rental tools segment for 2001 was $121.7 million, increasing 61% over 2000. The gross margin percentage increased to 66.4% in 2001 from 65.9% in 2000. The increase in revenue is attributable to higher demand for drilling-related tools, such as drill pipe and accessories, gravel packs, high-pressure connecting iron, and on-site accommodations, and increased exposure to deepwater drilling activity. Also, the segment benefited from additional rentals related to acquisitions made in 2001 and 2000.

Field Management Segment

Field management revenue for 2001 was $61.3 million, a 68.0% increase over 2000, and the gross margin percentage increased to 13.0% in 2001 from 10.4% in 2000. This segment experienced increased activity for its contract operations, supplemental labor, offshore construction and fabrication services. The increased gross margin is attributable to additional platforms and facilities we served in the Gulf of Mexico.

Environmental and Other Segment

Revenue from the environmental and other segment increased to $23.4 million in 2001 from $20.8 million in 2000. The gross margin percentage increased to 44.0% in 2001 from 39.0% in 2000. These increases were driven mainly by higher demand for our environmental maintenance services, as well as our offshore and dockside tank and vessel services related to increases in Gulf of Mexico drilling activity.

Depreciation and Amortization

Depreciation and amortization increased to $33.4 million in 2001 from $22.3 million in 2000. The increase mostly resulted from our larger asset base as a result of our acquisitions and capital expenditures during 2001 and 2000.

General and Administrative

General and administrative expenses as a percentage of revenue decreased to 16.3% in 2001 from 17.2% for 2000. The percentage decrease is due to increased activity levels and higher pricing for many of our services. General and administrative expenses increased to $73.3 million for 2001 from $44.3 million in 2000. The increase is primarily the result of our acquisitions and our increased activity levels.

Comparison of the Results of Operations for the Years Ended December 31, 2000 and 1999

For the year ended December 31, 2000, our revenues were $257.5 million resulting in income before extraordinary loss of $19.9 million or $0.30 diluted earnings per share, as compared to revenue of $113.1 million and net loss before extraordinary loss of $2.0 million or $0.11 diluted loss per share for 1999. This increase was the result of an increased demand for our services in all of our operating segments, as well as the Cardinal merger and the impact of our acquisitions. The following discussion analyzes our operating results on a segment basis.

Well Intervention Group Segment

Revenue for our well intervention group for 2000 was $90.0 million, a 55% increase over 1999. The segment's gross margin percentage increased to 36.2% in 2000 from 32.8% in 1999. We experienced an increase in gross margin percentage due to increased pricing and improved operating cost efficiency, as well as the Cardinal merger and the impact of our acquisitions.

Marine Segment

Our marine segment's revenue for 2000 was $34.4 million, an increase of 44% over 1999. The gross margin percentage increased to 45.0% in 2000 from 38.5% in 1999 as dayrates and utilization for almost all of our liftboat classes increased. The fleet also benefited from the acquisition of six liftboats in May 2000 and the purchase of one 200-foot leg length liftboat that was delivered to us in September 2000.

Rental Tools Segment

Revenue for the rental tools segment for 2000 was $75.8 million, compared to $21.3 million in 1999. This 256% increase resulted primarily from the Cardinal merger and our 2000 acquisitions, as well as increased pricing and asset utilization. The gross margin percentage fell to 65.9% in 2000 from 69.4% in 1999 due to a change in the mix of our rental revenue.

Field Management Segment

Field management revenue for 2000 was $36.5 million, compared to $4.3 million in 1999. This segment was created through an acquisition in November 1999. The gross margin percentage fell slightly to 10.4% in 2000 from 11.3% in 1999.

Environmental and Other Segment

Revenue from the environmental and other segment increased to $20.8 million in 2000 from $5.5 million in 1999. This increase resulted primarily from the Cardinal merger and our November 1999 acquisition. The gross margin percentage fell slightly to 39.0% in 2000 from 40.5% in 1999

Depreciation and Amortization

Depreciation and amortization increased to $22.3 million in 2000 from $12.6 million in 1999. Most of the increase resulted from our larger asset base as a result of the Cardinal merger and our acquisitions. Depreciation also increased as a result of our $58.3 million of capital expenditures in 2000 and our 1999 capital expenditures of $9.2 million.

General and Administrative

General and administrative expenses increased to $44.3 million in 2000 from $23.1 million in 1999. The increase was primarily the result of the Cardinal merger and our acquisitions. General and administrative expenses as a percentage of revenue have decreased to 17.2% in 2000 from 20.4% in 1999.

Liquidity and Capital Resources

In the year ended December 31, 2001, we generated net cash from operating activities of $89.3 million, and we supplemented our cash flow with the issuance of $200 million in senior notes. Our primary liquidity needs are for working capital, capital expenditures, debt service and acquisitions. Our primary sources of liquidity are cash flows from operations and borrowings under our revolving credit facility. We had cash and cash equivalents of $3.8 million at December 31, 2001 compared to $4.3 million at December 31, 2000.

We used the cash generated by our operating activities and borrowings to increase our asset base and enhance our earning potential. In 2001, we made five acquisitions for a total of $108 million in consideration, of which $2 million was paid with common stock. For two of the acquisitions, additional consideration, if any, will be based upon the respective company's average EBITDA (earnings before interest, income taxes, depreciation and amortization expense) less certain adjustments for a three year period, and for one acquisition, additional consideration, if any, will be based upon the performance for a two year period of a marine vessel. Additional consideration for these acquisitions, if any, will not exceed $19.7 million. These acquisitions expanded our asset base by adding 21 coiled tubing units, eight liftboats ranging from 120 feet to 250 feet in leg length, an expanded line of drill pipe, drill collars, and drill string accessories and services and expanded our business to include well control services and blow-out rental tools.

We also made capital expenditures of $83.9 million during 2001, of which approximately $28.7 million was used to expand and maintain our rental tool equipment inventory, $22.1 million was used for the marine segment (inclusive of payments for vessel construction) and approximately $12.3 million was used for property expansion, including our new facility in Broussard, Louisiana. We also made $20.8 million of other capital expenditures primarily for our well intervention group, including casing calipers, a high pressure coiled tubing unit, a land conventional coiled tubing unit and construction of new hydraulic drilling units.

We issued $200 million of 8 7/8% senior notes due 2011 pursuant to an indenture in May 2001. On August 28, 2001, we completed the exchange of $200 million of our 8 7/8% senior notes due 2001 that we registered under the Securities Act of 1933 for all of our outstanding 8 7/8% senior notes. The indenture governing the registered notes requires semi-annual interest payments which commenced November 15, 2001 and continue through the maturity date of May 15, 2011. The indenture governing the senior notes contains certain covenants that, among other things, prevents us from incurring additional debt, paying dividends or making other distributions, unless our ratio of cash flow to interest expense is at least 2.25 to 1, except that we may incur additional debt in an amount equal to 30% of our net tangible assets, which was approximately $125 million at December 31, 2001, without satisfying this requirement. The indenture also contains covenants that restrict our ability to create certain liens, sell assets, or enter into certain mergers or acquisitions.

In November 2001, we also amended the existing bank credit facility to reduce our original term loan to $45 million, to establish a second term loan in an amount of $32 million and to increase our revolving credit facility to $75 million. The credit facility bears interest at a LIBOR rate plus margins that depend on our leverage ratio. In March 2002, we made a principal payment of $20 million under our term loans. As of March 26, 2002, our amounts outstanding under the term loans were $54.5 million, there were no amounts outstanding under our revolving credit facility, and the weighted average interest on the credit facility was 4.16% per annum. Indebtedness under the credit facility is secured by substantially all of our assets, including the pledge of the stock of our subsidiaries. The credit facility contains customary events of default and requires that we satisfy various financial covenants. It also limits our capital expenditures to $50 million in 2002 and limits our ability to pay dividends or make other distributions, make acquisitions, make changes to our capital structure, create liens or incur additional indebtedness.

The following table summarizes our contractual cash obligations and commercial commitments at December 31, 2001 (amounts in thousands):

Description	2002	2003	2004	2005	2006	Thereafter
Long-term debt	$ 16,727	$ 16,425	$ 27,870	$ 25,321	$ 17	$ 200,000
Operating leases	2,216	1,384	899	709	430	366
Vessel construction	12,532	-	-	-	-	-
Total	$ 31,475	$ 17,809	$ 28,769	$ 26,030	$ 447	$ 200,366

In March 2002, we made a principal payment of $20 million on our term loans, which reduces our 2004 and 2005 required principal payments by $7.5 million and $12.5 million, respectively.

The table does not include any potential additional consideration that may be payable as a result of our acquisitions. Additional consideration is generally based on the acquired company's operating performance after the acquisition as measured by earnings before interest, income taxes, depreciation and amortization and other adjustments intended to exclude extraordinary items. While the amounts payable depend upon the acquired company's operating performance and are difficult to predict accurately, we estimate as of March 26, 2002 that the maximum additional consideration payable for all of our acquisitions was $47.1 million, with $18.8 million potentially payable in 2003 and $28.3 million in 2004. These amounts are not classified as liabilities under generally accepted accounting principles and not reflected in our financial statements until the amounts are fixed and determinable. When amounts are determined, they are capitalized as part of the purchase price of the related acquisition. We have no other financing arrangements that are not required under generally accepted accounting principles to be reflected in our financial statements.

In 2001, we recorded $10.8 million of additional consideration related to three of our earlier acquisitions, of which $4.2 million was paid with common stock and $3.75 million was paid in January 2002 from borrowings under our revolving credit facility.

In January 2002, we made an acquisition of an environmental company by converting $18.6 million of notes and other receivables into ownership of the company. Additional consideration, if any, will be based upon a multiple of four times the company's average annual EBITDA less $9.0 million, and paid in 2003.

In March 2002, we completed the sale of 4.2 million shares of common stock, including 547,500 shares sold pursuant to the underwriter's over-allotment option. The offering generated net proceeds of approximately $38.9 million. We intend to use the proceeds to repay existing borrowings under our revolving credit facility, to fund asset purchases and for general corporate purposes.

We have identified capital improvement projects that will require up to $50 million in 2002, exclusive of any acquisitions. We are currently having two new liftboats constructed for a total contract price of $25.0 million, of which $12.5 million is expected to be payable in 2002. We believe that our current working capital, cash generated from our operations and availability under our revolving credit facility will provide sufficient funds for our identified capital projects.

We intend to continue implementing our growth strategy of increasing our scope of services through both internal growth and strategic acquisitions. Depending on the size of any future acquisitions, we may require additional equity or debt financing in excess of our current working capital, cash generated from our operations and amounts available under our revolving credit facility.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued new pronouncements: Statement 141, *Business Combinations*, Statement 142, *Goodwill and Other Intangible Assets*, and Statement 143, *Accounting for Asset Retirement Obligations*. Statement 141, which requires the purchase method of accounting for all business combinations, applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase period that are completed after June 30, 2001. Statement 142 requires that goodwill, as well as other intangible assets be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001. The effect of Statement 142 has not been determined, including whether any transitional impairment losses will be required to be recognized as the effect of a change in accounting principle. We have unamortized goodwill in the amount of $148.7 million as of January 1, 2002, which will be subject to the transition provisions of Statement 142. Amortization expense related to goodwill was approximately $4.4 million and $3.1 million for the years ended December 31, 2001 and 2000, respectively. Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Statement 143 is effective for fiscal years beginning after June 15, 2002. We are currently assessing the impact of Statement 143 on our financial condition and results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. Implementation is effective for fiscal years beginning after December 15, 2001. We are evaluating the impact of Statement 144.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks associated with foreign currency fluctuations and interest rates. We do not hold any foreign currency exchange forward contracts and/or currency options. We make limited use of derivative financial instruments to manage risks associated with existing or anticipated transactions. We do not hold derivatives for trading purposes or use derivatives with leveraged or complex features. Derivative instruments are traded with creditworthy major financial institutions.

At December 31, 2001, we were a party to an interest rate swap agreement with an amount totaling approximately $1.8 million that was designed to convert a similar amount of variable-rate debt to fixed rates. The swap matures in October 2002, and the fixed interest rate is 5.675%. At December 31, 2001, the interest rate to be received by us averaged 4.1%. We consider the swap to be a hedge against potentially higher future interest rates. As described in Note 11 to the consolidated financial statements, we would have recognized a loss of an estimated $30,000 had we terminated these agreements on December 31, 2001.

At December 31, 2001, $82.2 million of our long-term debt had variable interest rates. Based on debt outstanding at December 31, 2001, a 10% increase in variable interest rates would increase our interest expense inclusive of the swap in the year 2001 by approximately $343,000, while a 10% decrease would decrease our interest expense by approximately $336,000.

Item 8. Financial Statements and Supplementary Data

Independent Auditors' Report

The Board of Directors and Stockholders
Superior Energy Services, Inc.:

We have audited the consolidated balance sheets of Superior Energy Services, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the years in the three year period ended December 31, 2001. In connection with our audit of the consolidated financial statements, we also have audited the accompanying financial statement schedule, "Valuation and Qualifying Accounts," for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Superior Energy Services, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of depreciation on its liftboat fleet in 2001.

As discussed in Note 11 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

As discussed in Note 17 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as required for goodwill and intangible assets resulting from business combinations initiated after June 30, 2001.

KPMG LLP

New Orleans, Louisiana
March 1, 2002

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2001 and 2000
(in thousands, except share data)

	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,769	$ 4,254
Accounts receivable - net of allowance for doubtful accounts of $4,057 in 2001 and $2,292 in 2000	109,835	74,010
Deferred income taxes	-	3,506
Income taxes receivable	11,694	48
Prepaid insurance and other	10,181	6,952
Total current assets	135,479	88,770
Property, plant and equipment - net	345,878	202,498
Goodwill - net of accumulated amortization of $9,151 in 2001 and $4,758 in 2000	148,729	114,650
Notes receivable	23,062	19,213
Other assets - net of accumulated amortization of $1,440 in 2001 and $1,221 in 2000	12,372	5,545
Total assets	$ 665,520	$ 430,676
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 34,843	$ 22,670
Accrued expenses	26,841	14,660
Deferred income taxes	510	-
Current maturities of long-term debt	16,727	16,402
Total current liabilities	78,921	53,732
Deferred income taxes	47,390	24,304
Long-term debt	269,633	146,393
Stockholders' equity:		
Preferred stock of $.01 par value. Authorized, 5,000,000 shares; none issued	-	-
Common stock of $.001 par value. Authorized, 125,000,000 shares; issued and outstanding 69,322,886 and 67,803,304 at December 31, 2001 and 2000, respectively	69	68
Additional paid-in capital	324,898	315,304
Accumulated other comprehensive income	16	58
Accumulated deficit	(55,407)	(109,183)
Total stockholders' equity	269,576	206,247
Total liabilities and stockholders' equity	$ 665,520	$ 430,676

See accompanying notes to consolidated financial statements.

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2001, 2000 and 1999
(in thousands, except per share data)

	2001	2000	1999
Revenues	$ 449,042	$ 257,502	$ 113,076
Costs and expenses:			
Cost of services	237,355	147,601	67,364
Depreciation and amortization	33,446	22,255	12,625
General and administrative	73,288	44,287	23,071
Total costs and expenses	344,089	214,143	103,060
Income from operations	104,953	43,359	10,016
Other income (expense):			
Interest expense, net of amounts capitalized	(20,087)	(12,078)	(12,969)
Interest income	1,892	1,898	308
Income (loss) before income taxes, extraordinary losses and cumulative effect of change in accounting principle	86,758	33,179	(2,645)
Income taxes	(35,571)	(13,298)	611
Income (loss) before extraordinary losses and cumulative effect of in accounting principle	51,187	19,881	(2,034)
Extraordinary losses, net of income tax benefit of $996 in 2000 and $2,124 in 1999	-	(1,557)	(4,514)
Cumulative effect of change in accounting principle, net of income tax expense of $1,655	2,589	-	-
Net income (loss)	$ 53,776	$ 18,324	$ (6,548)
Basic earnings (loss) per share:			
Earnings (loss) before extraordinary losses and cumulative effect of change in accounting principle	$ 0.74	$ 0.30	$ (0.11)
Extraordinary loss	-	(0.02)	(0.14)
Cumulative effect of change in accounting principle	0.04	-	-
Earnings (loss) per share	$ 0.78	$ 0.28	$ (0.25)
Diluted earnings (loss) per share:			
Earnings (loss) before extraordinary losses and cumulative effect of change in accounting principle	$ 0.73	$ 0.30	$ (0.11)
Extraordinary loss	-	(0.02)	(0.14)
Cumulative effect of change in accounting principle	0.04	-	-
Earnings (loss) per share	$ 0.77	$ 0.28	$ (0.25)
Weighted average common shares used in computing earnings (loss) per share:			
Basic	68,545	64,991	31,131
Diluted	69,592	65,921	31,131
Pro forma amounts assuming the new depreciation method had been applied retroactively:			
Net income (loss)	$ 51,187	$ 18,637	$ (5,525)
Basic earnings (loss) per share	$ 0.74	$ 0.29	$ (0.22)
Diluted earnings (loss) per share	$ 0.73	$ 0.28	$ (0.22)

See accompanying notes to consolidated financial statements.

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31 2001, 2000 and 1999
(in thousands, except share data)

	Preferred stock shares	Preferred stock	Common stock shares	Common stock	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total
Balances, December 31, 1998	20,252	$ 2	6,072,606	$ 5	$ 79,682	$ -	$ (119,629)	$ (39,940)
Net loss	-	-	-	-	-	-	(6,548)	(6,548)
Stock issued for cash	2,312	-	15,515,437	16	54,984	-	-	55,000
Dividends on preferred stock	1,084	-	-	-	1,330	-	(1,330)	-
Stock issued under subordinated debt agreement	54	-	19,167	-	130	-	-	130
Merger with Superior Energy Services, Inc.	-	-	28,849,523	29	109,052	-	-	109,081
Preferred stock conversion - Merger with Superior Energy Services, Inc	(23,702)	(2)	8,632,356	9	(9)	-	-	(2)
Acquisition of Production Management Companies, Inc.	-	-	610,000	1	3,452	-	-	3,453
Exercise of stock options	-	-	111,700	-	313	-	-	313
Balances, December 31, 1999	-	-	59,810,789	60	248,934	-	(127,507)	121,487
Comprehensive income:								
Net income	-	-	-	-	-	-	18,324	18,324
Other comprehensive income- Foreign currency translation adjustment	-	-	-	-	-	58	-	58
Total comprehensive income	-	-	-	-	-	58	18,324	18,382
Stock issued for cash	-	-	7,300,000	7	63,240	-	-	63,247
Exercise of stock options	-	-	705,476	1	3,203	-	-	3,204
Acquisition of common stock	-	-	(12,961)	-	(73)	-	-	(73)
Balances, December 31, 2000	-	-	67,803,304	68	315,304	58	(109,183)	206,247
Comprehensive income:								
Net income	-	-	-	-	-	-	53,776	53,776
Other comprehensive loss- Foreign currency translation adjustment	-	-	-	-	-	(24)	-	(24)
Unrealized loss on derivatives	-	-	-	-	-	(18)	-	(18)
Total comprehensive income (loss)	-	-	-	-	-	(42)	53,776	53,734
Stock issued for acquisitions	-	-	825,612	1	6,217	-	-	6,218
Exercise of stock options	-	-	693,970	-	3,377	-	-	3,377
Balances, December 31, 2001	-	$ -	69,322,886	$ 69	$ 324,898	$ 16	$ (55,407)	$ 269,576

See accompanying notes to consolidated financial statements.

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000, and 1999
(in thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 53,776	$ 18,324	$ (6,548)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Extraordinary losses	-	1,557	4,514
Cumulative effect of change in accounting principle	(2,589)	-	-
Deferred income taxes	25,865	8,348	(1,868)
Depreciation and amortization	33,446	22,255	12,625
Amortization of debt acquisition costs	1,269	377	593
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(22,248)	(22,938)	3,312
Other - net	(462)	(1,172)	1,628
Accounts payable	6,435	7,463	(4,620)
Accrued expenses	5,513	(4,151)	4,009
Income taxes	(11,656)	504	820
Net cash provided by operating activities	89,349	30,567	14,465
Cash flows from investing activities:			
Payments for purchases of property and equipment	(83,863)	(57,257)	(9,179)
Businesses acquired, net of cash acquired	(104,999)	(40,827)	(4,114)
Increase in notes receivable	(3,849)	(10,315)	-
Other	1,415	(2,315)	-
Net cash used in investing activities	(191,296)	(110,714)	(13,293)
Cash flows from financing activities:			
Payments on notes payable	-	(3,713)	(4,440)
Proceeds from long-term debt	232,000	148,100	125,000
Principal payments on long-term debt	(127,145)	(133,331)	(165,786)
Debt acquisition costs	(6,770)	(1,124)	(2,827)
Payment of premium on subordinated debt	-	-	(835)
Proceeds from issuance of stock	-	63,247	55,000
Proceeds from exercise of stock options	3,377	3,204	313
Net cash provided by financing activities	101,462	76,383	6,425
Net increase (decrease) in cash and cash equivalents	(485)	(3,764)	7,597
Cash and cash equivalents at beginning of year	4,254	8,018	421
Cash and cash equivalents at end of year	$ 3,769	$ 4,254	$ 8,018

See accompanying notes to consolidated financial statements.

(1) Merger

On July 15, 1999, Superior consummated a subsidiary merger (the "Merger") whereby it acquired all of the outstanding capital stock of Cardinal Holding Corp. ("Cardinal") from the stockholders of Cardinal. Due to the fact that the former Cardinal shareholders received 51% of the outstanding common stock at the date of the Merger, among other factors, the Merger has been accounted for as a reverse acquisition (i.e., a purchase of Superior by Cardinal) under the purchase method of accounting. As such, the Company's consolidated financial statements and other financial information reflect the historical operations of Cardinal for periods and dates prior to the Merger. The net assets of Superior, at the time of the Merger, have been reflected at their estimated fair value pursuant to the purchase method of accounting at the date of the Merger.

As used in the consolidated financial statements for Superior Energy Services, Inc., the term "Superior" refers to the Company as of dates and periods prior to the Merger and the term "Company" refers to the combined operations of Superior and Cardinal after the consummation of the Merger.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions are eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the 2001 presentation.

(b) Business

The Company is a leading provider of specialized oilfield services and equipment focusing on serving the production-related needs of oil and gas companies in the Gulf of Mexico. A majority of the Company's business is conducted with major and independent oil and gas exploration companies. The Company continually evaluates the financial strength of its customers but does not require collateral to support the customer receivables.

The Company's well intervention and marine services segments are contracted for specific projects on either a day rate or turnkey basis. Rental tools are leased to customers on an as-needed basis on a day rate basis. The Company derives a significant amount of its revenue from a small number of major and independent oil and gas companies. In 2001 and 2000, one customer accounted for approximately 12% and 10% of the Company's total revenue, respectively, primarily in the well interventions group and field management segments. No single customer represented 10% or more of the Company's total revenue in 1999. The inability of the Company to continue to perform services for a number of its large existing customers, if not offset by sales to new or existing customers, could have a material adverse effect on the Company's business and financial condition.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and improvements	15 to 30 years
Marine vessels and equipment	5 to 25 years
Machinery and equipment	5 to 15 years
Automobiles, trucks, tractors and trailers	2 to 5 years
Furniture and fixtures	3 to 7 years

The company capitalizes interest on borrowings used to finance the cost of major capital projects during the active construction period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. For 2001 and 2000, the Company capitalized approximately $839,000 and $242,000, respectively, of interest for various capital expansion projects. No interest was capitalized in 1999.

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Change in Accounting Estimate

Effective October 1, 1999, the Company changed the estimated useful lives on the majority of its marine vessels from fifteen years to eighteen years. The Company believes the revised estimated useful lives more appropriately reflect its financial results by better matching costs over the estimated useful lives of these assets. As a result of this change, 1999 net income was increased approximately $350,000.

(e) Goodwill

The Company amortizes costs in excess of fair value of the net assets of businesses acquired using the straight-line method over a period not to exceed 30 years. Recoverability is reviewed by comparing the future net of cash flows of the assets to which the goodwill applies, to the net book value, including goodwill, of such assets. Goodwill amortization expense recorded for the years ended December 31, 2001, 2000 and 1999 was $4,393,000, $3,052,000 and $1,480,000, respectively. At December 31, 2001, $17.9 million of the goodwill balance relates to acquisitions after June 30, 2001 and is not being amortized as the result of new accounting pronouncements.

(f) Other Assets

Other assets consist primarily of debt acquisition costs, long-term receivables, an investment in a company that owns an airplane and covenants not to compete. Debt acquisition costs are being amortized over the term of the related debt, which is approximately four to ten years. The amortization of debt acquisition costs, which is classified as interest expense, was $1,269,000, $377,000 and $593,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The covenants not to compete are being amortized over the terms of the agreements, which is four years. Amortization expense recorded on the covenants not to compete for the years ended December 31, 2001, 2000 and 1999 was $328,000, $386,000 and $265,000, respectively.

(g) Cash Equivalents

The Company considers all short-term deposits with a maturity of ninety days or less to be cash equivalents.

(h) Revenue Recognition

For all of the Company's segments, revenue is recognized when services or equipment are provided. The Company contracts for marine, well intervention and environmental projects either on a day rate or turnkey basis, with a majority of its projects conducted on a day rate basis. The Company's rental tools are leased on a day rate basis, and revenue from the sale of equipment is recognized when the equipment is shipped. Reimbursements from customers for the cost of rental tools that are damaged or lost downhole are reflected as revenue at the time of the incident.

(i) Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards (FAS) No. 109, *Accounting for Income Taxes.* FAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes reflect the impact of temporary differences between amounts of assets for financial reporting purposes and such amounts as measured by tax laws.

(j) Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share except that the denominator is increased to include the number of additional common shares that could have been outstanding assuming the exercise of stock options, convertible preferred stock shares and warrants and the potential shares that would have a dilutive effect on earnings per share.

On July 15, 1999, the Company affected an approximate 364 to 1 stock issuance as a result of the Merger. All earnings per common share amounts, references to common stock, and stockholders' equity amounts have been restated as if the stock issuance had occurred as of the earliest period presented. The effect of the preferred dividends on arriving at the income available to common stockholders was zero in 2001 and 2000 and $1,330,000 in 1999. The number of dilutive stock options used in computing diluted earnings per share was 1,047,000 in 2001, 930,000 in 2000, and these securities were anti-dilutive in 1999.

(k) Financial Instruments

The Company adopted Statement of Financial Accounting Standards (FAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, effective January 1, 2001. The Company uses interest rate swap agreements to manage its interest rate exposure. The Company specifically designates these agreements as cash flow hedges of debt instruments and recognizes interest differentials as adjustments to interest expense in the period the differentials occur. Under interest rate swap agreements, the Company agrees with other parties to exchange, at specific intervals, the difference between fixed-rate and variable-rate interest amounts calculated by reference to an agreed-upon notional principal amount. In accordance with the transition provisions of Statement 133, on January 1, 2001, the Company recorded a receivable of approximately $62,000 and a corresponding credit of approximately $36,000, net of income tax, in accumulated other comprehensive income.

(l) Foreign Currency Translation

The Company acquired foreign subsidiaries in October 2000. Assets and liabilities of the Company's foreign subsidiaries are translated at current exchange rates, while income and expense are translated at average rates for the period. Translation gains and losses are reported as the foreign currency translation component in stockholders' equity.

(3) Change in Accounting Principle

On January 1, 2001, the Company changed depreciation methods from the straight-line method to the units-of-production method on its liftboat fleet to more accurately reflect the wear and tear of normal use. Management believes that the units-of-production method is best suited to reflect the actual depreciation of the liftboat fleet. Depreciation expense calculated under the units-of-production method may be different than depreciation expense calculated under the straight-line method in any period. The annual depreciation based on utilization of each liftboat will not be less than 25% of annual straight-line depreciation, and the cumulative depreciation based on utilization of each liftboat will not be less than 50% of cumulative straight-line depreciation. The cumulative effect of this change in accounting principle on prior years resulted in an increase in net income for the year ended December 31, 2001 of $2.6 million, net of taxes of $1.7 million, or $0.04 per share. The pro forma amounts reflect the effect of retroactive application on depreciation, net of related income taxes, that would have been made in the years ended December 31, 2001, 2000 and 1999 had the new method been in effect.

(4) Supplemental Cash Flow Information (in thousands)

	2001	2000	1999
Cash paid for:			
Interest	$ 17,329	$ 12,135	$ 12,019
Income taxes	$ 20,304	$ 4,368	$ 251
Details of acquisitions:			
Fair value of assets	$ 141,946	$ 65,373	$ 173,737
Fair value of liabilities	(26,957)	(19,658)	(55,679)
Common stock issued	(6,218)	-	(112,531)
Cash paid	108,771	45,715	5,527
Less cash acquired	(3,772)	(4,888)	(1,413)
Net cash paid for acquisitions	$ 104,999	$ 40,827	$ 4,114
Non-cash investing activity:			
Additional consideration payable on acquisitions	$ 3,750	$ 18,449	$ -
Retainage payable on vessel construction	$ -	$ 1,000	$ -
Amounts payable under covenant not-to-compete	$ -	$ -	$ 893
Non-cash financing activity:			
Stock dividends issued on preferred stock	$ -	$ -	$ 1,330
Stock issued under subordinated debt agreement	$ -	$ -	$ 130

(5) Business Combinations

In the year ended December 31, 2001, the Company made five acquisitions for a total of $108 million in consideration, of which $2 million was paid with common stock. For two of the acquisitions, additional consideration, if any, will be based upon the respective company's average EBITDA (earnings before interest, income taxes, depreciation and amortization expense) less certain adjustments, and for one acquisition, additional consideration, if any, will be based upon the performance of a marine vessel. The total additional consideration, if any, will not exceed $19.7 million. These acquisitions have been accounted for as purchases and the acquired assets and liabilities have been valued at their estimated fair market value. The purchase price allocated to net assets was approximately $80.5 million, and the excess purchase price over the fair value of net assets of approximately $27.5 million was allocated to goodwill, of which $17.9 million relates to acquisitions after June 30, 2001 and is not being amortized as the result of new accounting pronouncements. The results of operations have been included from the respective acquisition date.

In the year ended December 31, 2000, the Company made acquisitions for a total of $42.5 million in cash consideration. These acquisitions have been accounted for as purchases and the results of operations have been included from the respective acquisition date.

The following unaudited pro forma information for the years ended December 31, 2001 and 2000, presents a summary of consolidated results of operations as if the business acquisitions described above had occurred on January 1, 2000, with pro forma adjustments to give effect to amortization of goodwill, depreciation and certain other adjustments, together with related income tax effects (in thousands, except per share amounts):

	2001	2000
Revenues	$ 493,946	$ 364,328
Income before extraordinary losses and cumulative effect of change in accounting principle	$ 58,461	$ 25,040
Basic earnings per share before extraordinary losses and cumulative effect of change in accounting principle	$ 0.85	$ 0.38
Diluted earnings per share before extraordinary losses and cumulative effect of change in accounting principle	$ 0.84	$ 0.38

The above pro forma financial information is not necessarily indicative of the results of operations as they would have been had the acquisitions been effected on January 1, 2000.

Most of the Company's acquisitions have involved additional contingent consideration based upon a multiple of the acquired companies' respective average EBITDA over a three-year period from the respective date of acquisition. In 2001, the Company capitalized additional consideration of $10.8 million related to three of its acquisitions, of which $4.2 million was paid with common stock and $3.75 million was paid in January 2002 from borrowings under its revolving credit facility. While the amounts of additional consideration payable depend upon the acquired company's operating performance and are difficult to predict accurately, the Company estimates that the maximum additional consideration payable for all of our acquisitions, inclusive of the environmental company acquisition in January 2002 is $47.1 million, with $18.8 million potentially payable in 2003 and $28.3 million in 2004. These amounts are not classified as liabilities under generally accepted accounting principles and not reflected in the Company's financial statements until the amounts are fixed and determinable. When amounts are determined, they are capitalized as part of the purchase price of the related acquisition. The Company has no other financing arrangements that are not required under generally accepted accounting principles to be reflected in its financial statements.

(6) Property, Plant and Equipment

A summary of property, plant and equipment at December 31, 2001 and 2000 (in thousands) is as follows:

	2001	2000
Buildings and improvements	$ 19,574	$ 13,079
Marine vessels and equipment	142,295	78,872
Machinery and equipment	207,022	137,271
Automobiles, trucks, tractors and trailers	11,836	8,459
Furniture and fixtures	5,811	4,015
Construction-in-progress	24,317	6,795
Land	4,676	3,404
	415,531	251,895
Accumulated depreciation	(69,653)	(49,397)
Property, plant and equipment, net	$ 345,878	$ 202,498

The cost of property, plant and equipment leased to third parties was $4.2 million at December 31, 2001 and $6.9 million at December 31, 2000.

(7) Debt

Long-Term Debt

The Company's long-term debt as of December 31, 2001 and 2000 consists of the following (in thousands):

	2001	2000
Senior Notes - interest payable semiannually at 8.875%, due May 2011	$ 200,000	$ -
Term Loans - interest payable monthly at floating rate (4.19% at December 31, 2001), due in quarterly installments through May 2005	74,500	127,500
Revolver - interest payable monthly at floating rate (4.07% at December 31, 2001), due in May 2004	7,700	16,500
Notes payable - paid January 2, 2002 with Revolver	3,750	-
Notes payable - bear interest at 7.25%, paid January 2, 2001 with Revolver	-	18,449
Other installment notes payable (interest rates ranging from 9% to 11.4%), due monthly through 2005	410	346
	286,360	162,795
Less current portion	16,727	16,402
Long-term debt	$ 269,633	$ 146,393

The Company issued $200 million of 8 7/8% senior notes due 2011 pursuant to an indenture in May 2001. On August 28, 2001, the Company completed the exchange of $200 million of our 8 7/8% senior notes due 2001 that it registered under the Securities Act of 1933 for all of its outstanding 8 7/8% senior notes. The indenture governing the registered notes requires semi-annual interest payments which commenced November 15, 2001 and continue through the maturity date of May 15, 2011. The indenture governing the senior notes contains certain covenants that, among other things, prevents the Company from incurring additional debt, paying dividends or making other distributions, unless its ratio of cash flow to interest expense is at least 2.25 to 1, except that the Company may incur additional debt in an amount equal to 30% of its net tangible assets, which was approximately $125 million at December 31, 2001, without satisfying this requirement. The indenture also contains covenants that restrict the Company's ability to create certain liens, sell assets, or enter into certain mergers or acquisitions.

In November 2001, the Company amended its existing bank credit facility to reduce its original term loan (term loan I) to $45 million, to establish a second term loan (term loan II) in an amount of $32 million and to increase its revolving credit facility to $75 million. Term loan I requires quarterly principal installments that commenced December 31, 2001 in the amount of $2.5 million a quarter through March 31, 2005 and a balance of $10 million due on the facility maturity date of May 2, 2005. Term loan II requires quarterly principal installments that commence March 31, 2002 in the amount of $1.6 million a quarter through March 31, 2005 and a balance of $11.2 million due on the facility maturity date of May 2, 2005. The credit facility bears interest at a LIBOR rate plus margins that depend on the Company's leverage ratio. Indebtedness under the credit facility is secured by substantially all of the Company's assets, including the pledge of the stock of the Company's subsidiaries. The credit facility contains customary events of default and requires that the Company satisfy various financial covenants. It also limits the Company's capital expenditures to $50 million in 2002 and limits the Company's ability to pay dividends or make other distributions, make acquisitions, make changes to the Company's capital structure, create liens or incur additional indebtedness. At December 31, 2001, the Company was in compliance with all such covenants.

Subsequent to year end, the Company made a principal payment of $20 million on term loan I, which reduces the Company's 2004 and 2005 required principal payments by $7.5 million and $12.5 million, respectively.

Extraordinary Losses

The early extinguishment of the Company's indebtedness in October 2000 resulted in an extraordinary loss of $1.6 million, net of a $1.0 million income tax benefit, which resulted from the write-off of unamortized debt acquisition costs related to the prior credit facility. The early extinguishment of the Cardinal and Superior indebtedness in July 1999 resulted in an extraordinary loss of $4.5 million, net of a $2.1 million income tax benefit, which included the premium on the subordinated debt and the write-off of unamortized debt acquisition costs.

Annual maturities of long-term debt for each of the five fiscal years following December 31, 2001 are as follows (in thousands):

2002	$ 16,727
2003	16,425
2004	27,870
2005	25,321
2006	17
Thereafter	200,000
Total	$ 286,360

(8) Income Taxes

The components of income tax expense (benefit), before the income tax effect of the extraordinary losses and cumulative effect of change in accounting principle, for the years ended December 31, 2001, 2000 and 1999 are as follows (in thousands):

	2001	2000	1999
Current			
Federal	$ 9,706	$ 3,851	$ (3,101)
State	-	1,099	(150)
	9,706	4,950	(3,251)
Deferred			
Federal	22,991	8,125	2,354
State	2,874	223	286
	25,865	8,348	2,640
	$ 35,571	$ 13,298	$ (611)

Income tax expense (benefit) differs from the amounts computed by applying the U.S. Federal income tax rate of 35% in 2001 and 2000 and 34% in 1999 to income before income taxes as follows (in thousands):

	2001	2000	1999
Computed expected tax expense (benefit)	$ 30,366	$ 11,613	$ (899)
Increase (decrease) resulting from:			
Goodwill amortization	1,306	1,025	502
State income taxes	1,808	481	136
Other	2,091	179	(350)
Income tax expense (benefit)	$ 35,571	$ 13,298	$ (611)

The significant components of deferred income taxes at December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Deferred tax assets:		
Allowance for doubtful accounts	$ 805	$ 894
Alternative minimum tax credit and net operating loss carryforward	1,220	5,385
Other	878	1,061
	2,903	7,340
Valuation allowance	(279)	(255)
Net deferred tax assets	2,624	7,085
Deferred tax liabilities:		
Property, plant and equipment	45,787	26,795
Other	4,737	1,088
Deferred tax liabilities	50,524	27,883
Net deferred tax liability	$ 47,900	$ 20,798

The net change in the valuation allowance was an increase of $24,000 for the year ended December 31, 2001, a decrease of $0.9 million for the year ended December 31, 2000 and an increase of $1.2 million for the year ended December 31, 1999. The net deferred tax assets reflect management's estimate of the amount that will be realized from future profitability and the reversal of taxable temporary differences that can be predicted with reasonable certainty.

As of December 31, 2001, the Company had a net operating loss carryforward of an estimated $1.8 million, which is available to reduce future Federal taxable income through 2011. The Company also had various state net operating loss carryforwards of an estimated $7.6 million.

(9) Stockholders' Equity

In July 1999, the Company's stockholders approved the 1999 Stock Incentive Plan ("1999 Incentive Plan") to provide long-term incentives to its key employees, including officers and directors, consultants and advisers to the Company ("Eligible Participants"). Under the 1999 Incentive Plan, the Company may grant incentive stock options, non-qualified stock options, restricted stock, stock awards or any combination thereof to Eligible Participants for up to 5,929,327 shares of the Company's common stock. The Compensation Committee of the Board of Directors establishes the term and the exercise price of any stock options granted under the 1999 Incentive Plan, provided the exercise price may not be less than the fair market value of the common share on the date of grant.

In addition to the 1999 Incentive Plan, Superior maintains its 1995 Stock Incentive Plan ("1995 Incentive Plan"), as amended. Under the 1995 Incentive Plan, as amended, the Company may grant incentive stock options, non-qualified stock options, restricted stock, stock awards or any combination thereof to Eligible Employees which consists of its key employees, including officers and directors who are employees of the Company for up to 1,900,000 shares of the Company's common stock. All of the Company's 1995 Stock Incentive Plan's options which have been granted are vested.

A summary of stock options granted under the incentive plans for the years ended December 31, 2001 and 2000 is as follows:

	2001		2000	
	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Outstanding at beginning of year	4,348,617	$ 6.11	4,134,917	$ 5.56
Granted	1,918,500	$ 8.48	917,500	$ 7.78
Exercised	(690,648)	$ 5.38	(658,800)	$ 4.96
Forfeited	(267,254)	$ 6.42	(45,000)	$ 6.47
Outstanding at end of year	5,309,215	$ 7.05	4,348,617	$ 6.11
Exercisable at end of year	2,968,689	$ 6.15	2,400,559	$ 5.70
Available for future grants	904,218		2,546,210	

A summary of information regarding stock options outstanding at December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Remaining Contractual Life	Weighted Average Price	Shares	Weighted Average Price
$2.50 - $3.43	133,500	4-5 years	$ 2.94	133,500	$ 2.94
$4.75 - $9.00	4,167,969	2.5-10 years	$ 6.58	2,619,443	$ 5.97
$9.25-$12.45	1,007,746	7.5-9.5 years	$ 9.54	215,746	$ 10.36

The Company accounts for its stock based compensation under the principles prescribed by the Accounting Principles Board's Opinion No. 25, *Accounting for Stock Issued to Employees* (Opinion No. 25). However, Statement of Financial Accounting Standards (FAS) No. 123, *Accounting for Stock-Based Compensation* permits the continued use of the value based method prescribed by Opinion No. 25 but requires additional disclosures, including pro forma calculations of earnings and net earnings per share as if the fair value method of accounting prescribed by

FAS No. 123 had been applied. The pro forma data presented below is not representative of the effects on reported amounts for future years (in thousands, except per share amounts).

	As Reported 2001	Pro forma 2001	As Reported 2000	Pro forma 2000
Net income	$ 53,776	$ 51,194	$ 18,324	$ 14,488
Basic income per share	$ 0.78	$ 0.75	$ 0.28	$ 0.22
Diluted income per share	$ 0.77	$ 0.74	$ 0.28	$ 0.22
Average fair value of grants during the year	$ -	$ 4.44	$ -	$ 5.35
Black-Scholes option pricing model assumptions:				
Risk free interest rate		4.5%		5.2%
Expected life (years)		3		3
Volatility		79.11%		128.75%
Dividend yield		-		-

In 1999, pursuant to the stock awards plan adopted by Cardinal, shares of Class A common stock and Class C preferred stock were awarded to certain members of management. Compensation expense was recorded for fair value of these awards, as estimated based on sales of similar stock. The stock awards plan was eliminated as a result of the Merger.

(10) Profit-Sharing Plan

The Company maintains various defined contribution profit-sharing plans for employees who have satisfied minimum service and age requirements. Employees may contribute up to 15% of their earnings to the plans. The Company matches employees' contributions up to 2.5% of an employee's salary. The Company made contributions of $1,052,000, $729,000 and $142,000 in 2001, 2000 and 1999, respectively.

(11) Financial Instruments

The Company adopted Statement of Financial Accounting Standards (FAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, effective January 1, 2001. The Company uses interest rate swap agreements to manage its interest rate exposure. Under interest rate swap agreements, the Company agrees with other parties to exchange, at specific intervals, the difference between fixed-rate and variable-rate interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2001, the Company was party to an interest rate swap with an approximate notional amount of $1.8 million designed to convert a similar amount of variable-rate debt to fixed rates. The swap matures in October 2002, and the interest rate is 5.675%.

The Company's interest rate swap qualifies for cash flow hedge accounting treatment under FAS 133, whereby changes in fair value have been recognized in accumulated other comprehensive income (loss) (a component of stockholders' equity) until settled, when the resulting gains and losses will be recorded in earnings. The effect on the Company's earnings and other comprehensive income as the result of the adoption of FAS 133 will vary from period to period and will be dependent upon prevailing interest rates. In accordance with the transition provisions of FAS 133, on January 1, 2001, the Company recorded a receivable of approximately $62,000 and a corresponding credit of approximately $36,000, net of income tax, in accumulated other comprehensive income. During 2001, losses of approximately $25,000 were transferred from accumulated other comprehensive income and the fair value of swaps decreased approximately $29,000. At December 31, 2001, the company recorded a payable of approximately $30,000 and a corresponding charge to accumulated other comprehensive loss of approximately $18,000, net of income tax.

(12) Commitments and Contingencies

The Company leases certain office, service and assembly facilities under operating leases. The leases expire at various dates over the next several years. Total rent expense was $2,193,000 in 2001, $1,865,000 in 2000 and

$683,000 in 1999. Future minimum lease payments under non-cancelable leases for the five years ending December 31, 2002 through 2006 and thereafter are as follows: $2,216,000, $1,384,000, $899,000, $709,000, $430,000 and $366,000, respectively. Future minimum lease payments receivable under non-cancelable sub-leases for the five years ending December 31, 2002 through 2006 and thereafter are as follows: $632,000, $538,000, $481,000, $472,000, $472,000, and $511,000, respectively.

From time to time, the Company is involved in litigation arising out of operations in the normal course of business. In management's opinion, the Company is not involved in any litigation, the outcome of which would have a material effect on the financial position, results of operations or liquidity of the Company.

(13) Related Party Transactions

The Company provides field management and other services to an independent oil and gas exploration and production company, of which a member of the Company's Board of Directors is Chief Executive Officer. The Company billed this customer approximately $4.1 million in 2001, $4.0 million in 2000 and $1.5 million in 1999 for these services, on terms that the Company believes are customary in the industry. The Company expects to continue providing services to this customer.

The Company leased a plane acquired in November 2001 for business travel from a company in which the President and Chief Executive Officer, then owned a 50% interest. The lease provided that the Company would make monthly lease payments of $14,250 and pay all of the plane's operating and maintenance costs. The Company expensed $16,625 for the use of the plane during the 2001 fiscal year and $15,600 in operating and maintenance costs. Effective December 31, 2001, the Company bought the Chief Executive Officer's interest in the company that owns the plane for $900,000, the same price that he paid for his interest in November 2001.

(14) Segment Information

Beginning January 1, 2001, the Company modified its segment disclosure by combining the wireline services segment with the well services segment (well intervention group segment) and the other services segment with the environmental services segment in order to better reflect how the chief operating decision maker of the Company evaluates the Company's results of operations. The Company's reportable segments are as follows: well intervention group, marine, rental tools, field management and environmental and other. Each segment offers products and services within the oilfield services industry. The well intervention group segment provides plug and abandonment services, coiled tubing services, well pumping and stimulation services, data acquisition services, gas lift services, electric wireline services, hydraulic drilling and workover services and mechanical wireline services that perform a variety of ongoing maintenance and repairs to producing wells, as well as modifications to enhance the production capacity and life span of the well. The marine segment operates liftboats for oil and gas production facility maintenance and construction operations, as well as production service activities. The rental tools segment rents and sells specialized equipment for use with onshore and offshore oil and gas well drilling, completion, production and workover activities. The field management segment provides contract operations and maintenance services, interconnect piping services, sandblasting and painting maintenance services, and transportation and logistics services. The environmental and other segment provides offshore oil and gas cleaning services, dockside cleaning of items, including supply boats, cutting boxes, and process equipment, and manufactures and sells drilling instrumentation and oil spill containment equipment. All the segments operate primarily in the Gulf Coast Region.

The accounting policies of the reportable segments are the same as those described in Note 2 of the Notes to the Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating profits or losses. Segment revenues reflect direct sales of products and services for that segment, and each segment records direct expenses related to its employees and its operations. Identifiable assets are primarily those assets directly used in the operations of each segment.

Summarized financial information concerning the Company's segments as of December 31, 2001, 2000 and 1999 and for the years then ended is shown in the following tables (in thousands):

2001	Well Intervention	Marine	Rental Tools	Field Mgmt.	Environ. & Other	Unallocated Amount	Consolidated Total
Identifiable assets	$ 181,467	$ 158,729	$ 252,608	$ 31,909	$ 33,364	$ 7,443	$ 665,520
Capital expenditures	22,300	22,091	36,274	1,683	1,515	-	83,863
Revenues	$ 171,223	$ 71,406	$ 121,742	$ 61,311	$ 23,360	$ -	$ 449,042
Costs of services	95,549	34,473	40,929	53,312	13,092	-	237,355
Depreciation and amortization	9,449	4,729	16,382	1,134	1,752	-	33,446
General and administrative	29,521	6,134	26,883	6,186	4,564	-	73,288
Operating income (loss)	36,704	26,070	37,548	679	3,952	-	104,953
Interest expense	-	-	-	-	-	(20,087)	(20,087)
Interest income	-	-	-	-	-	1,892	1,892
Income (loss) before income taxes and cumulative effect of change in accounting principle	$ 36,704	$ 26,070	$ 37,548	$ 679	$ 3,952	$ (18,195)	$ 86,758

2000	Well Intervention	Marine	Rental Tools	Field Mgmt.	Environ & Other	Unallocated Amount	Consolidated Total
Identifiable assets	$ 113,132	$ 74,055	$ 200,694	$ 17,307	$ 24,414	$ 1,074	$ 430,676
Capital expenditures	10,244	23,676	22,641	950	746	-	58,257
Revenues	$ 90,031	$ 34,390	$ 75,814	$ 36,493	$ 20,774	$ -	$ 257,502
Costs of services	57,460	18,929	25,840	32,704	12,668	-	147,601
Depreciation and amortization	6,450	3,428	10,472	950	955	-	22,255
General and administrative	15,394	3,554	16,337	4,066	4,936	-	44,287
Operating income (loss)	10,727	8,479	23,165	(1,227)	2,215	-	43,359
Interest expense	-	-	-	-	-	(12,078)	(12,078)
Interest income	-	-	-	-	-	1,898	1,898
Income (loss) before income taxes and extraordinary loss	$ 10,727	$ 8,479	$ 23,165	$ (1,227)	$ 2,215	$ (10,180)	$ 33,179

1999	Well Intervention	Marine	Rental Tools	Field Mgmt.	Environ & Other	Unallocated Amount	Consolidated Total
Identifiable assets	$ 70,839	$ 48,655	$ 134,287	$ 12,768	$ 13,058	$ 2,648	$ 282,255
Capital expenditures	2,949	1,417	4,209	13	591	-	9,179
Revenues	$ 58,126	$ 23,822	$ 21,302	$ 4,340	$ 5,486	$ -	$ 113,076
Costs of services	39,086	14,649	6,518	3,848	3,263	-	67,364
Depreciation and amortization	4,939	3,605	3,688	150	243	-	12,625
General and administrative	11,180	4,366	5,194	584	1,747	-	23,071
Operating income (loss)	2,921	1,202	5,902	(242)	233	-	10,016
Interest expense	-	-	-	-	-	(12,969)	(12,969)
Interest income	-	-	-	-	-	308	308
Income (loss) before income taxes and extraordinary loss	$ 2,921	$ 1,202	$ 5,902	$ (242)	$ 233	$ (12,661)	$ (2,645)

(15) Interim Financial Information (Unaudited)

The following is a summary of consolidated interim financial information for the years ended December 31, 2001 and 2000 (amounts in thousands, except per share data):

	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
2001				
Revenues	$ 91,256	$ 109,639	$ 128,606	$ 119,541
Gross profit	42,938	53,920	60,730	54,099
Income before cumulative effect of change in accounting principle	10,880	14,336	15,279	10,692
Net income	13,469	14,336	15,279	10,692
Earnings before cumulative effect of change in accounting principle per share:				
Basic	$ 0.16	$ 0.21	$ 0.22	$ 0.15
Diluted	0.16	0.21	0.22	0.15
Earnings per share:				
Basic	$ 0.20	$ 0.21	$ 0.22	$ 0.15
Diluted	0.20	0.21	0.22	0.15

	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
2000				
Revenues	$ 47,274	$ 57,592	$ 71,251	$ 81,385
Gross profit	19,512	23,661	31,048	35,680
Income before extraordinary loss	1,588	3,843	5,985	8,465
Net income	1,588	3,843	5,985	6,908
Earnings before extraordinary loss per share:				
Basic	$ 0.03	$ 0.06	$ 0.09	$ 0.12
Diluted	0.03	0.06	0.09	0.12
Earnings per share:				
Basic	$ 0.03	$ 0.06	$ 0.09	$ 0.10
Diluted	0.03	0.06	0.09	0.10

(16) Subsequent Events

Effective January 1, 2002, the Company made an acquisition of an environmental company by converting $18.6 million of notes and other receivables into ownership of the company. Additional consideration, if any, will be based upon a multiple of four times the company's annual average EBITDA less $9.0 million, to be determined in May 2003. The Company currently estimates that the additional consideration will not exceed $8 million.

In March 2002, the Company completed the sale of 4.2 million shares of common stock, including 547,500 shares sold pursuant to the underwriter's over-allotment option. The offering generated net proceeds of approximately $38.9 million. The Company intends to use the proceeds to repay existing borrowings under its revolving credit facility, to fund asset purchases and for general corporate purposes.

(17) Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued new pronouncements: Statement 141, *Business Combinations*, Statement 142, *Goodwill and Other Intangible Assets*, and Statement 143, *Accounting for Asset Retirement Obligations*. Statement 141, which requires the purchase method of accounting for all business combinations, applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase period that are completed after June 30, 2001. Statement 142 requires that goodwill, as well as other intangible assets be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001. The effect of Statement 142 has not been determined, including whether any transitional impairment losses will be required to be recognized as the effect of a change in accounting principle. The Company has unamortized goodwill in the amount of $148.7 million as of January 1, 2002, which will be subject to the transition provisions of Statement 142. Amortization expense related to goodwill was approximately $4.4 million and $3.1 million for the years ended December 31, 2001 and 2000, respectively. Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Statement 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently assessing the impact of Statement 143 on its financial condition and results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. Implementation is effective for fiscal years beginning after December 15, 2001. The Company is evaluating the impact of Statement 144.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

PART III

Item 10. Directors and Executive Officers of the Registrant

Information required by this item will be included in the Company's definitive proxy statement in connection with its 2002 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 11. Executive Compensation

Information required by this item will be included in the Company's definitive proxy statement in connection with its 2002 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information required by this item will be included in the Company's definitive proxy statement in connection with its 2002 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information required by this item will be included in the Company's definitive proxy statement in connection with its 2002 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1) Financial Statements

The following financial statements are Included in Part II of this Report:

Independent Auditors' Report
Consolidated Balance Sheets – December 31, 2001 and 2000
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Schedule II – Valuation and Qualifying accounts for the years ended December 31, 2001, 2000 and 1999.

(3) Exhibits

The exhibits filed as part of this Form 10-K are listed on the Index to Exhibits immediately preceding such exhibits, which index is incorporated herein by reference.

(b) Reports on Form 8-K

On November 6, 2001, the Company filed a current report on Form 8-K reporting, under Item 5, the results for the third quarter ended September 30, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERIOR ENERGY SERVICES, INC.

By:/s/ Terence E. Hall
Terence E. Hall
Chairman of the Board,
Chief Executive Officer and
President

Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Terence E. Hall **Terence E. Hall**	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	March 28, 2002
/s/ Robert S. Taylor **Robert S. Taylor**	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 28, 2002
/s/ Justin L. Sullivan **Justin L. Sullivan**	Director	March 28, 2002
/s/ Robert E. Rose **Robert E. Rose**	Director	March 28, 2002
/s/ Joseph R. Edwards **Joseph R. Edwards**	Director	March 28, 2002
/s/ Ben Guill **Ben Guill**	Director	March 28, 2002
/s/ Richard Bachmann **Richard Bachmann**	Director	March 28, 2002

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Schedule II Valuation and Qualifying Accounts
Years Ended December 31, 2001, 2000 and 1999
(in thousands)

Description	Balance at the beginning of the year	Additions: Charged to costs and expenses	Additions: Balances from acquisitions	Deductions	Balance at the end of the year
Year ended December 31, 2001: Allowance for doubtful accounts	$ 2,292	$ 2,854	$ 3	$ 1,092	$ 4,057
Year ended December 31, 2000: Allowance for doubtful accounts	$ 2,892	$ 724	$ 81	$ 1,405	$ 2,292
Year ended December 31, 1999: Allowance for doubtful accounts	$ 868	$ 518	$ 1,790	$ 284	$ 2,892

INDEX TO EXHIBITS

Exhibit No.	Description	Seq. No.
3.1	Certificate of Incorporation of the Company (incorporated herein by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996).	
3.2	Certificate of Amendment to the Company's Certificate of Incorporation (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).	
3.3	Amended and Restated Bylaws (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).	
4.1	Specimen Stock Certificate (incorporated herein by reference to Amendment No. 1 to the Company's Form S-4 on Form SB-2 (Registration Statement No. 33-94454)).	
4.2	Registration Rights Agreement dated as of July 15, 1999 by and among the Company, First Reserve Fund VII, Limited Partnership and First Reserve Fund VIII, Limited Partnership (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).	
4.3	Registration Rights Agreement dated as of July 15, 1999 by and among the Company and certain stockholders named therein (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).	
4.4	Stockholders' Agreement dated as of July 15, 1999 by and among the Company, First Reserve Fund VII, Limited Partnership and First Reserve Fund VIII, Limited Partnership (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).	
4.5	Registration Rights Agreement dated April 27, 2001, by and among SESI, L.L.C., the Company, the Subsidiary Guarantors named therein and Credit Suisse First Boston Corporation, Bear, Stearns and Co., Inc., Raymond James and Associates, Inc. and Banc One Capital Markets, Inc. (incorporated herein by reference to the Company's Registration on Form S-4 (Registration No. 333-64946)).	
4.6	Indenture dated May 2, 2001, by and among SESI, L.L.C., the Company, the Subsidiary Guarantors named therein and the Bank of New York as trustee (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001), as amended by First Supplemental Indenture, dated as of July 9, 2001, by and among SESI, L.L.C., Wild Well Control, Inc., Blowout Tools, Inc. and the Bank of New York, as trustee (incorporated herein by reference to the Company's Registration Statement on Form S-4 (Registration No. 333-64946)) as amended by Second Supplemental Indenture, dated as of September 1, 2001 by and among SESI, L.L.C., Workstrings, L.L.C., Technical Limit	

Exhibit No.	Description	Seq. No.
	Drillstrings, Inc. and the Bank of New York, as trustee (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).	
10.1	Superior Energy Services, Inc. 1999 Stock Incentive Plan as amended (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).	
10.2*	Amended and Restated Credit Agreement dated as of December 31, 2000 by and among SESI, L.L.C., the Company, Bank One, Louisiana, National Association, as agent, and other lenders specified therein.	
10.3	Employment Agreement between the Company and Terence Hall (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).	
10.4*	Amended and Restated Employment and Non-Competition Agreement between the Company and Robert Taylor dated July 15, 2001.	
10.5*	Amended and Restated Employment and Non-Competition Agreement between the Company and Kenneth Blanchard dated July 15, 2001.	
10.6	First Amendment to Amended and Restated Credit Agreement dated as of May 2, 2001, among the Company, SESI, L.L.C., Bank One, NA, as agent, Wells Fargo Bank Texas, N.A., Whitney National bank, and the other lenders specified therein (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2001.)	
10.7*	Second Amendment to Amended and Restated Credit Agreement dated as of November 14, 2001, among the Company, SESI, L.L.C., Bank One, NA, as agent, Wells Fargo Bank Texas, N.A., Whitney National bank, and the other lenders specified therein.	
10.8	Third Amendment to Amended and Restated Credit Agreement dated as of November 16, 2001 among SESI, L.L.C., as Borrower, Superior Energy Services, Inc., as Parent, Bank One, NA, as Agent, Wells Fargo Bank Texas, N.A., as Syndication Agent, Whitney National Bank, as Documentation Agent, and the lenders party thereto (incorporated herein by reference to the Company's Current Report on Form 8-K dated March 6, 2002).	
10.9	Purchase Agreement, dated December 31, 2001 between SESI, L.L.C. and Terence E. Hall.*	
21.1*	Subsidiaries of the Company.	
23.1*	Consent of KPMG LLP.	

*Filed herein

Corporate Information

Management

Terence E. Hall
Chairman of the Board, President and Chief Executive Officer

Kenneth L. Blanchard
Chief Operating Officer

Robert S. Taylor
Chief Financial Officer

James A. Holleman
Vice President

Directors

Terence E. Hall
Chairman of the Board, President and Chief Executive Officer, Superior Energy Services, Inc.

Ben A. Guill
President, First Reserve Corporation

Robert E. Rose
Chairman, GlobalSantaFe Corporation

Richard A. Bachmann
Chairman, President and Chief Executive Officer, Energy Partners, Ltd.

Justin L. Sullivan
Director

Joseph R. Edwards
Vice President, First Reserve Corporation

Shareholder Information

Superior Energy Services, Inc.
1105 Peters Road
Harvey, LA 70058
Phone: 504-362-4321
Fax: 504-362-4966

Exchange
New York Stock Exchange

Ticker Symbol
SPN

Registrar and Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
Phone: 718-921-8200
Fax: 718-236-2641

Corporate Counsel
Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.
New Orleans, LA

Independent Accountants
KPMG LLP
New Orleans, LA

Form 10-K
This Annual Report contains Superior Energy Services, Inc.'s 2001 printed form 10-K as electronically filed with the Securities and Exchange Commission, except for exhibits. Stockholder inquiries should be addressed to Greg Rosenstein, Vice President of Investor Relations and Corporate Secretary.



In response to the catastrophic events of September 11, 2001, Superior Energy Services and its employees donated over $450,000 to those directly affected by the tragedy. 100% of Superior's approximately 3,400 employees donated.

Forward Looking Statements

In addition to historical information, the letter to stockholders, management's discussion and analysis and other portions of this report include certain forward-looking statements about the Company's future performance, growth opportunities, outlook, plans, alternatives, strategies, expectations and objectives. These statements are based on certain assumptions and analyses made by the Company's management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. Such forward-looking statements are subject to uncertainties that could cause the Company's actual results to differ materially from such statements. Such uncertainties include but are not limited to: the volatility of the oil and gas industry, including the level of offshore exploration, production and development activity; risks of the Company's growth strategy, including the risks of rapid growth and the risks inherent in acquiring businesses; changes in competitive factors affecting the Company's operations; operating hazards, including the significant possibility of accidents resulting in personal injury, property damage or environmental damage; the effect on the Company's performance of regulatory programs and environmental matters; seasonality of the offshore industry in the Gulf of Mexico; the Company's dependence on certain customers; and the potential shortage of skilled workers. These and other uncertainties related to the business are described in detail in the Company's Annual Report on Form 10-K for the year ended December 31, 2001. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update any of its forward-looking statements for any reason.

Design: CROXSON Design, Houston, Texas


SUPERIOR
ENERGY SERVICES, INC.

1105 Peters Road Harvey, Louisiana 70058 504-362-4321 www.superiorenergy.com